UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
Amendment No. 1
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41815

            AngloGold Ashanti plc
(Translation of registrant’s name into English)

4th Floor, Communications House
South Street
Staines-upon-Thames, Surrey TW18 4PR
        United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Enclosure: Restated unaudited condensed consolidated interim financial statements as of and for each of the six-month periods ended June 30, 2023 and 2022, prepared in accordance with IFRS, and related management’s discussion

Explanatory Note

General

This Amendment No. 1 on Form 6-K/A (the “Amended Half-Year 2023 Form 6-K”) filed by AngloGold Ashanti plc (the “Company”) amends and restates certain items in the report on Form 6-K initially filed by the Company’s predecessor, AngloGold Ashanti Limited (currently known as AngloGold Ashanti (Pty) Ltd), with the U.S. Securities and Exchange Commission (the “SEC”) on 4 August 2023 (at 8:11 a.m. Eastern Daylight Time), which contains AngloGold Ashanti Limited’s previously issued unaudited condensed consolidated interim financial statements as of and for each of the six-month periods ended 30 June 2023 and 2022 (the “Original Half-Year 2023 Form 6-K”) (the “Original Half-Year 2023 Financial statements”).

Background

In connection with the preparation of its consolidated financial statements as of and for the financial year ended 31 December 2023, the Company, as successor issuer to AngloGold Ashanti Limited, concluded that (i) AngloGold Ashanti Limited’s previously issued audited consolidated financial statements as of and for the financial year ended 31 December 2022, included in the annual report on Form 20-F for the financial year ended 31 December 2022 filed by AngloGold Ashanti Limited with the SEC on 17 March 2023 (the “Original Full-Year 2022 Financial Statements” and together with the Original Half-Year 2023 Financial Statements, the “Affected Financials”) and (ii) the Original Half-Year 2023 Financial Statements, contained an error in the calculation of the net deferred tax asset with regard to the Obuasi mine. Additionally, the Company also identified other errors which were not considered material to the Affected Financials.

Non-Reliance

As previously reported, on 21 February 2024, the Audit and Risk Committee of the board of directors of the Company (the “Audit and Risk Committee”), based on the recommendation of, and after consultation with, the Company’s management, concluded that the Affected Financials should no longer be relied upon.

Impact of the Restatements

The Audit and Risk Committee evaluated the effect of these prior period errors and determined that the Company needed to restate the Affected Financials, in both cases in accordance with IFRS Accounting Standards. The aggregate restatement due to the error related to the reported amount of the net deferred tax asset with regard to the Obuasi mine resulted in a reduction in profit for the financial year ended 31 December 2022 by $49 million, a reduction in profit for the six-month period ended 30 June 2023 by $79 million and no change in profit for the six-month period ended 30 June 2022. The restatement due to the other immaterial errors which were also corrected resulted in a reduction in profit for the financial year ended 31 December 2022 by $16 million, a reduction in profit for the six-month period ended 30 June 2023 by $1 million and an increase in profit for the six-month period ended 30 June 2022 by $3 million. The restatements had no impact on the Group’s debt, the financial maintenance covenants in its credit facilities or its statement of cash flows. Furthermore, certain other information has also been adjusted to reflect the effects of the corporate restructuring. For further information on the restatements, including the impact thereof on each financial statement line item, see Note 1.1 to the restated Original Half-Year 2023 Financial Statements included herein.

Items Restated Herein

For the convenience of the reader, this Amended Half-Year 2023 Form 6-K presents the Original Half-Year 2023 Form 6-K in its entirety. Except as relating to the identified errors and the restatements described above, there were no changes to any other parts of the Original Half-Year 2023 Form 6-K. In addition, except as relating to the identified errors and the restatements described above, this Amended Half-Year 2023 Form 6-K is presented as of the date of the Original Half-Year 2023 Form 6-K and has not been updated to reflect events, results or developments that occurred at a later date or facts that became known to the Company subsequent to the submission of the Original Half-Year 2023 Form 6-K and should therefore be read in their historical context. Among other things, forward-looking statements made in the Original Half-Year 2023 Form 6-K have not been revised to reflect events, results or developments that occurred at a later date or facts that became known to the Company subsequent to the submission of the Original Half-Year 2023 Form 6-K, and such forward-looking statements should be read in conjunction with the Company’s filings with the SEC, including those subsequent to the submission of the Original Half-Year 2023 Form 6-K.

Separately, the Company has also presented the restated Original Full-Year 2022 Financial Statements in its annual report on Form 20-F for the financial year ended 31 December 2023 filed by AngloGold Ashanti plc with the SEC on 25 April 2024.

Financial and Operating Report
for the six months ended 30 June 2023
London, Denver, Johannesburg, 25 April 2024 - AngloGold Ashanti plc (“AngloGold Ashanti”, “AGA” or the “Company”), as successor issuer to AngloGold Ashanti Limited following the completion of the corporate restructuring of the AngloGold Ashanti group on 25 September 2023, is pleased to provide its restated financial and operational update for the six-month period ended 30 June 2023.

GROUP - Key statistics
		Six months	Six months	Year
		ended	ended	ended
		Jun	Jun	Dec
		2023	2022	2022
		Restated	Restated	Restated
		US Dollar / Imperial
Operating review
Gold
Produced (1)	- oz (000)	1,236	1,233	2,742
Sold (1)	- oz (000)	1,246	1,233	2,717

Financial review
Gold income	- $m	2,144	2,090	4,388
Cost of sales	- $m	1,749	1,595	3,366
Total cash costs	- $m	1,416	1,300	2,753
Gross profit (loss)	- $m	435	560	1,129

Average gold price received per ounce *	- $/oz	1,920	1,874	1,793
Cost of sales - Subsidiaries	- $m	1,749	1,595	3,366
Cost of sales - Joint Ventures	- $m	181	163	342
All-in sustaining costs per ounce - Subsidiaries *	- $/oz	1,661	1,475	1,439
All-in sustaining costs per ounce - Joint Ventures *	- $/oz	1,060	1,003	979
All-in costs per ounce - Subsidiaries *	- $/oz	1,927	1,675	1,658
All-in costs per ounce - Joint Ventures *	- $/oz	1,180	1,082	1,075
Total cash costs per ounce - Subsidiaries *	- $/oz	1,232	1,114	1,066
Total cash costs per ounce - Joint Ventures *	- $/oz	880	756	725

Profit (loss) before taxation	- $m	76	410	472
Total borrowings	- $m	2,091	2,219	2,169

Profit (loss) attributable to equity shareholders	- $m	(39)	302	233
	- US cents/share	(9)	72	55
Headline earnings (2)	- $m	61	304	489
	- US cents/share	14	72	116
Net cash inflow (outflow) from operating activities	- $m	293	992	1,804
Capital expenditure - Subsidiaries	- $m	453	434	1,028
Capital expenditure - Joint Ventures	- $m	44	38	90

(1) Includes gold concentrate from the Cuiabá mine complex sold to third parties.
(2) Headline earnings and headline earnings per share disclosure has been included due to Johannesburg Stock Exchange requirements.
* Refer to “Non-GAAP disclosure” for definitions.
$ represents US Dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Published 25 April 2024
(Initially published on 4 August 2023)

June 2023
June 2023 Interim report - www.AngloGoldAshanti.com

Operations at a glance
for the six months ended 30 June 2023
	Gold production		Cost of sales		Gross profit (loss)		Total cash costs per ounce [1]		All-in sustaining costs per ounce [2]
	oz (000)	Year-on-year % Variance [3]	$m	Year-on-year % Variance [3]	$m	Year-on-year % Variance [3]	$/oz	Year-on-year % Variance [3]	$/oz	Year-on-year % Variance [3]
AFRICA	713	—	(1,060)	13	417	(7)	1,105	8	1,391	10
Kibali - Attributable 45% [4]	151	(4)	(181)	11	117	(1)	880	16	1,060	6
Iduapriem	118	3	(195)	27	45	(37)	1,004	(2)	1,396	5
Obuasi	117	29	(157)	37	85	67	1,020	(7)	1,392	(7)
Siguiri - Attributable 85%	110	(23)	(200)	(2)	20	(71)	1,621	32	1,747	32
Geita	217	5	(293)	9	146	14	1,107	6	1,436	13
Non-controlling interests, administration and other			(34)	(6)	4	(67)

AUSTRALIA	265	4	(414)	9	102	5	1,296	8	1,510	10
Sunrise Dam	127	9	(196)	6	54	64	1,304	(5)	1,541	(3)
Tropicana - Attributable 70%	138	1	(202)	12	64	(19)	1,182	23	1,363	25
Administration and other			(16)	7	(16)	7

AMERICAS	258	(3)	(455)	4	37	(72)	1,313	24	2,079	21
Cerro Vanguardia - Attributable 92.50%	79	(6)	(140)	12	41	(42)	1,128	36	1,607	47
AngloGold Ashanti Mineração [5]	142	(1)	(222)	—	2	(97)	1,330	23	2,252	17
Serra Grande	37	(5)	(80)	1	(8)	100	1,620	11	2,432	10
Non-controlling interests, administration and other			(13)	8	2	(50)

CORPORATE AND OTHER			(1)	—	(4)	—

Equity-accounted joint venture included above			181	(11)	(117)	1

AngloGold Ashanti [5]	1,236	—	(1,749)	10	435	(22)

[1] Refer to “Non-GAAP disclosure” for definition and note B thereunder for reconciliation.
[2] Refer to “Non-GAAP disclosure” for definition and note B thereunder for reconciliation.
[3] Variance June 2023 six months on June 2022 six months - increase (decrease).
[4] Equity-accounted joint venture.
[5] Includes gold concentrate from the Cuiabá mine complex sold to third parties.

June 2023 Interim report - www.AngloGoldAshanti.com

OVERVIEW

Comparison of cost of sales

The following table presents cost of sales for the AngloGold Ashanti group for the six months ended 30 June 2023, the six months ended 30 June 2022 and the year ended 31 December 2022:

Cost of sales

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2023	2022	2022
US Dollar million		Restated	Restated
Cost of sales	1,749	1,595	3,366
Inventory change	(18)	(8)	30
Amortisation of tangible assets	(261)	(245)	(555)
Amortisation of intangible assets	—	(1)	(1)
Amortisation of right of use assets	(39)	(41)	(81)
Retrenchment costs	(2)	(4)	(6)
Rehabilitation and other non-cash costs	(13)	4	—
Total cash costs	1,416	1,300	2,753
Royalties	(91)	(88)	(185)
Other cash costs	(9)	(7)	(14)
Cash operating costs	1,316	1,205	2,554

Comparison of operating performance in the six months ended 30 June 2023 with the six months ended 30 June 2022

Gold production increased marginally by 3,000 ounces, or one percent, from 1,233,000 ounces for the six months ended 30 June 2022 to 1,236,000 ounces for the six months ended 30 June 2023. Gold production is measured as ounces of refined gold in saleable form derived from the mining process. The increase in gold production was mainly driven by higher overall recovered grade for the group, partially offset by lower tonnes processed. The Company continued to record an increasing recovered grade trend with grades increasing four percent year-on-year mainly on the back of the progression of the ongoing reinvestment in the portfolio. Ore tonnes processed in the first six months of 2023 were lower than in the corresponding period in the previous year mainly due to a number of factors which primarily occurred in the first quarter of the year. Such factors included lower tonnes processed at AGA Mineração following the suspension of depositions in the tailings storage facilities (“TSFs”) at the Cuiabá mine complex (which has transitioned to production of gold-in-concentrate and gold from the gravity plant in the meantime), at Geita following the planned mill shutdown (which has been completed) and at Siguiri following the carbon-in-leach (“CIL”) tank failure (which has since been repaired).

Gold production increases were recorded at Iduapriem, Obuasi, Geita, Sunrise Dam and Tropicana. At Iduapriem, gold production increased by 3,000 ounces, or three percent, from 115,000 ounces for the six months ended 30 June 2022 to 118,000 ounces for the six months ended 30 June 2023, mainly due to higher grades mined as the mine accesses higher grade ore tonnes from Teberebie Cut 2 compared to the same period in 2022, partially offset by lower tonnes processed as the site commissioned the new TSF. At Obuasi, gold production increased by 26,000 ounces, or 29 percent, from 91,000 ounces for the six months ended 30 June 2022 to 117,000 ounces for the six months ended 30 June 2023, mainly due to a continued ramp-up of the mine with a 23 percent year-on-year increase in underground tonnes processed complemented by a seven percent year-on-year increase in underground grades mined. At Geita, gold production increased by 10,000 ounces, or five percent, from 207,000 ounces for the six months ended 30 June 2022 to 217,000 ounces for the six months ended 30 June 2023, mainly due to higher grades mined, partially offset by lower tonnes processed due to a planned mill shutdown during the first quarter of 2023 (which has been completed). At Sunrise Dam, gold production increased by 10,000 ounces or nine percent, from 117,000 ounces for the six months ended 30 June 2022 to 127,000 ounces for the six months ended 30 June 2023, mainly due to a combination of improved mill feed grades and metallurgical recoveries, resulting in a nine percent improvement in recovered grade. At Tropicana, gold production increased marginally by 1,000 ounces, or one percent, from 137,000 ounces for the six months ended 30 June 2022 to 138,000 ounces for the six months ended 30 June 2023, mainly due to higher volumes processed, partially offset by lower grades mined.

These increases in gold production were partially offset by lower gold production from Kibali, Siguiri, Cerro Vanguardia, AngloGold Ashanti Mineração and Serra Grande. At Kibali, gold production decreased by 6,000 ounces, or four percent, from 157,000 ounces for the six months ended 30 June 2022 to 151,000 ounces for the six months ended 30 June 2023, mainly due to lower grades mined, partially offset by higher tonnes processed. At Siguiri, gold production decreased by 32,000 ounces, or 23 percent, from 142,000 ounces for the six months ended 30 June 2022 to 110,000 ounces for the six months ended 30 June 2023, mainly due to lower tonnes processed as a result of the CIL tank failure during the second quarter of 2023 as well as lower recovered grades as a result of lower metallurgical recoveries from the treatment of carbonaceous material. At Cerro Vanguardia, gold production decreased by 5,000 ounces, or six percent, from 84,000 ounces for the six months ended 30 June 2022 to 79,000 ounces for the six months ended 30 June 2023, mainly due to lower grades mined, partially offset by higher tonnes processed. At AngloGold Ashanti Mineração, gold production decreased marginally by 2,000 ounces, or one percent, from 144,000 ounces for the six months ended 30 June 2022 to 142,000 ounces for the six months ended 30 June 2023, mainly due to lower ore tonnes processed at the Cuiabá mine complex, partially offset by higher recovered grades at the Córrego do Sítio (“CdS”) mine complex. During the first six months of 2023, Cuiabá produced 112,000 ounces, which comprised 38,000 ounces of gravimetric gold and 74,000 ounces of gold-in-concentrate. At Serra Grande, gold production decreased by 2,000 ounces, or five percent, from 39,000 ounces for the six months ended 30 June 2022 to 37,000 ounces for the six months ended 30 June 2023, mainly due to lower ore tonnes processed, partially offset by higher grades mined.

June 2023 Interim report - www.AngloGoldAshanti.com

Comparison of financial performance in the six months ended 30 June 2023 with the six months ended 30 June 2022

Revenue from product sales

Revenue from product sales increased by $31 million, or one percent, from $2,155 million in the six months ended 30 June 2022 to $2,186 million in the six months ended 30 June 2023. The increase in revenue from product sales was mainly due to an increase in gold income, partially offset by a decrease in by-product revenue. Gold income increased by $54 million, or three percent, from $2,090 million in the six months ended 30 June 2022 to $2,144 million in the six months ended 30 June 2023. The increase in gold income was mainly due to an increase in ounces of gold sold and an increase in the average gold price received of $46 per ounce. Gold sold increased by 9,000 ounces, or one percent, from 1,083,000 ounces in the six months ended 30 June 2022 to 1,092,000 ounces in the six months ended 30 June 2023, which resulted in an increase in gold income of $3 million. The average gold price received increased by $46 per ounce, or two percent, from $1,874 per ounce in the six months ended 30 June 2022 to $1,920 per ounce in the six months ended 30 June 2023, which resulted in an increase in gold income of $51 million. By-product revenue decreased by $23 million, or 35 percent, from $65 million in the six months ended 30 June 2022 to $42 million in the six months ended 30 June 2023, mainly due to a decrease in revenue from silver and sulphuric acid.

Cost of sales

Cost of sales increased by $154 million, or ten percent, from $1,595 million in the six months ended 30 June 2022 to $1,749 million in the six months ended 30 June 2023. The increase was primarily due to an increase in cash operating costs (which include salaries and wages, stores, explosives, reagents, logistics, fuel, power, water and contractors’ costs), royalties paid, rehabilitation and other non-cash costs, amortisation of tangible assets as well as an increase in inventory change.

Total cash costs

Total cash costs increased by $116 million, or nine percent, from $1,300 million in the six months ended 30 June 2022 to $1,416 million in the six months ended 30 June 2023. Total cash costs include cash operating costs (which include salaries and wages, stores, explosives, reagents, logistics, fuel, power, water and contractors’ costs), royalties and other cash costs.

Cash operating costs increased by $111 million, or nine percent, from $1,205 million in the six months ended 30 June 2022 to $1,316 million in the six months ended 30 June 2023. Cash operating costs increased mainly as a result of higher labour, contractors’ costs, fuel, power, consumables and services primarily due to cost increases which were experienced in the second and third quarters of 2022.

Royalties, which are generally calculated as a percentage of revenue, increased by $3 million, or three percent, from $88 million in the six months ended 30 June 2022 to $91 million in the six months ended 30 June 2023. The increase in royalty costs, mainly at Obuasi and Iduapriem, was primarily due to an increase in the average gold price received per ounce and higher gold production.

Retrenchment costs

Retrenchment costs included in cost of sales decreased by $2 million, or 50 percent, from $4 million in the six months ended 30 June 2022 to $2 million in the six months ended 30 June 2023.

Rehabilitation and other non-cash costs

Rehabilitation and other non-cash costs increased by $17 million from a credit of $4 million in the six months ended 30 June 2022 to a charge of $13 million in the six months ended 30 June 2023. The increase was primarily due to inflation, changes in cash flows and changes in discount rates (due to changes in global economic assumptions) used in calculating rehabilitation, compared to the same period in 2022.

Amortisation of tangible, intangible and right of use assets

Amortisation of tangible and right of use assets increased by $14 million, or five percent, from $286 million in the six months ended 30 June 2022 to $300 million in the six months ended 30 June 2023. There was no amortisation of intangible assets in either of the six months ended 30 June 2022 or 30 June 2023.

Amortisation of tangible assets increased by $16 million, or seven percent, from $245 million in the six months ended 30 June 2022 to $261 million in the six months ended 30 June 2023. The increase was mainly due to higher amortisation at Iduapriem (mainly due to higher gold production combined with higher deferred stripping amortisation at Teberebie Cut 2a which commenced in 2022) and at Obuasi (mainly due to higher gold production and the re-set of the useful life for the mining fleet), partially offset by lower amortisation at AGA Mineração (mainly due to marginally lower gold production and the impact of impairments at CdS and Cuiabá that were recognised in 2022), at Tropicana (mainly due to lower deferred stripping due to changes in mining activity and profile), at Geita (mainly due to lower Mineral Reserve development and tangible assets amortisation) and at Siguiri (mainly due to lower gold production).

Amortisation of right of use assets (as recognised in accordance with IFRS 16 Leases) decreased by $2 million, or five percent, from $41 million in the six months ended 30 June 2022 to $39 million in the six months ended 30 June 2023, mainly as a result of the impairment of leases in Brazil in December 2022.

Inventory change

Inventory change increased by $10 million, or 125 percent, from $8 million in the six months ended 30 June 2022 to $18 million in the six months ended 30 June 2023. The increase was primarily due to an increased cost of unsold gold due to timing of gold pours and shipment, partially offset by lower amortisation relating to inventory.

Impairment, derecognition of assets and profit (loss) on disposal

Impairment, derecognition of assets and profit (loss) on disposal increased by $124 million from a loss of $2 million in the six months ended 30 June 2022 to a loss of $126 million in the six months ended 30 June 2023.
June 2023 Interim report - www.AngloGoldAshanti.com

Impairment of Córrego do Sítio (“CdS”) complex
In 2022, an impairment loss of $151 million ($189 million gross of taxes) was recognised in respect of the CdS mining complex cash generating unit (“CGU”) in Brazil. During the first half of 2023, the CdS mining complex CGU experienced further operational underperformance and as a result a further impairment loss of $26 million ($39 million gross of taxes) was recognised on the remaining asset balances and new capital expenditures incurred during 2023. The impairment losses in 2022 and the first half of 2023 were recognised and included in the Americas segment.

Impairment of Cuiabá complex
In 2022, an impairment loss of $57 million ($70 million gross of taxes) was recognised in respect of the Cuiabá mining complex CGU in Brazil. During the first half of 2023, Cuiabá recognised a further impairment loss of $45 million ($53 million gross of taxes) largely due to the current suspension of operating activities at the Queiroz metallurgical plant while additional buttressing at the Calcinados TSF is designed and completed, and a decision not to restart operations during the dry season (contrary to what was originally planned). The impairment losses in 2022 and the first half of 2023 were recognised and included in the Americas segment.

Derecognition of assets
Decommissioning assets of $29 million at AGA Mineração and $9 million at Serra Grande relating to legacy TSFs were derecognised, mainly due to the uncertainty of future economic benefits to be generated from these assets.

Other (expenses) income

Other expenses increased by $55 million from $13 million in the six months ended 30 June 2022 to $68 million in the six months ended 30 June 2023. The higher expenses during the six months ended 30 June 2023 were mainly due to an increase in environmental provisions for legacy TSFs of $57 million (mainly as a result of new legislation in Brazil relating to emergency response and safety management for TSFs) as well as an increase in legal and project fees of $16 million (of which $14 million related to AngloGold Ashanti’s proposed corporate restructuring), partially offset by other movements of $23 million.

Finance costs and unwinding of obligations

Finance costs and unwinding of obligations increased by $10 million, or 15 percent, from $65 million in the six months ended 30 June 2022 to $75 million in the six months ended 30 June 2023. Finance costs for borrowings increased by $4 million, or seven percent, from $54 million in the six months ended 30 June 2022 to $58 million in the six months ended 30 June 2023, mainly due to finance costs paid across all of the group’s revolving credit facilities (“RCF”). Finance costs for leases of $5 million in the six months ended 30 June 2023 remained unchanged from $5 million in the six months ended 30 June 2022. Unwinding of obligations increased by $6 million, or 100 percent, from $6 million in the six months ended 30 June 2022 to $12 million in the six months ended 30 June 2023, mainly due to higher discounting of environmental provisions of $4 million and discounting of indirect taxes at Geita of $2 million in the six months ended 30 June 2023.

Share of associates and joint ventures’ profit (loss)

Share of associates and joint ventures’ profit increased by $6 million, or eight percent, from $78 million in the six months ended 30 June 2022 to $84 million in the six months ended 30 June 2023. The increase was mainly due to an increase in revenue at Kibali as a result of the higher average gold price received per ounce and net higher interest received, partially offset by an increase in operating costs, other expenses and taxation.

Taxation

Taxation expense increased by $17 million, or 18 percent, from an expense of $94 million in the six months ended 30 June 2022 to an expense of $111 million in the six months ended 30 June 2023. The increase in taxation was mainly attributable to higher deferred tax liabilities raised in Ghana, higher taxation in Australia (mainly due to higher revenue) and the reversal of timing differences in Guinea during the five-year tax holiday period ending 31 December 2024. The increase was partially offset by higher taxable losses as a result of the temporary suspension of operating activities and lower deferred taxation (mainly due to higher impairments and foreign exchange differences on non-monetary items) in Brazil and the reversal of over-provisions in Colombia (as a result of the settlement of the 2011 income and equity tax claims and the 2010 income tax claim in the first half of 2023).

Comparison of capital expenditure in the six months ended 30 June 2023 with the six months ended 30 June 2022

Total capital expenditure (including equity-accounted joint ventures) increased by $25 million, or five percent, from $472 million in the six months ended 30 June 2022 to $497 million in the six months ended 30 June 2023. The increase was mainly due to an increase in total sustaining capital expenditure (capital expenditure incurred to sustain and maintain existing assets at their current productive capacity in order to achieve constant planned levels of productive output), partially offset by lower non-sustaining capital expenditure (capital expenditure incurred at new operations and capital expenditure related to “major projects” at existing operations where these projects will materially increase gold production). Capital expenditure on waste stripping at Tropicana (Havana) and Iduapriem (Cut 2) as well as feasibility work in Nevada continued to progress through the first half of 2023. At Geita, mining operations continued to ramp up at the Nyamulilima open pit. In Brazil, the Company completed the conversion of TSFs to dry-stacking facilities at all sites and continued its investment to comply with TSF-related regulatory requirements.

Total sustaining capital expenditure increased mainly due to higher sustaining capital expenditure on deferred waste stripping at Geita and Tropicana, higher Mineral Reserve development costs at Obuasi as well as higher sustaining capital expenditure on the heap leap pad expansion and higher Mineral Reserve development costs at Cerro Vanguardia, partially offset by a reduction in sustaining capital expenditure at AGA Mineração mainly due to lower investment in the TSF projects in the first half of 2023.

Total non-sustaining capital expenditure decreased mainly due to lower project capital expenditure at Obuasi as well as lower project capital expenditure at Tropicana (as a result of the reclassification of growth capital expenditure to operating costs for the deferred waste stripping), partially offset by an increase in project capital expenditure as a result of project work in Nevada, TSF construction capital expenditure at Iduapriem and TSF buttressing capital expenditure at Kibali.

June 2023 Interim report - www.AngloGoldAshanti.com

Comparison of cash flows in the six months ended 30 June 2023 with the six months ended 30 June 2022

Cash flows from operating activities

Cash flows from operating activities decreased by $699 million, or 70 percent, from a net inflow of $992 million in the six months ended 30 June 2022 to a net inflow of $293 million in the six months ended 30 June 2023. The decrease in cash flows from operating activities was mainly due to lower dividends received from joint ventures and lower cash generated from operations, partially offset by lower taxation paid.

Cash generated from operations decreased by $214 million, or 40 percent, from an inflow of $530 million in the six months ended 30 June 2022 to an inflow of $316 million in the six months ended 30 June 2023. The decrease was mainly due to higher cost of sales (mainly due to higher cash operating costs), higher exploration and evaluation costs and net working capital cash outflows.

Net cash outflow from operating working capital items (movements in working capital) amounted to $186 million in the six months ended 30 June 2023, compared with an outflow of $133 million in the six months ended 30 June 2022, representing a change of $53 million. The increase in net cash outflow from working capital mainly related to higher trade and other receivables for gold concentrate sales in Brazil.

Cash flows from operating activities were also impacted by movements in the lock-up of value added tax (“VAT”) at Geita in Tanzania as well as foreign exchange controls and export duties at Cerro Vanguardia (“CVSA”) in Argentina. In Tanzania, net overdue recoverable VAT input credit refunds (after discounting provisions) increased by $15 million, or ten percent, from $153 million at 31 December 2022 to $168 million at 30 June 2023, as a result of new claims submitted of $37 million and discounting adjustments of $3 million, partially offset by processing verified VAT claims against corporate tax payments of $18 million and foreign exchange adjustments of $7 million. AngloGold Ashanti expects to continue offsetting verified VAT claims against corporate taxes. In Argentina, the net export duty receivables (after discounting provisions) decreased by $4 million, or 44 percent, from $9 million at 31 December 2022 to $5 million at 30 June 2023, mainly due to foreign exchange movements against the US Dollar of $14 million, partially offset by a decrease in the discounting provision of $2 million and new claims of $8 million. In addition, CVSA’s cash balance decreased by $18 million (equivalent), or 16 percent, from $116 million (equivalent) at 31 December 2022 to $98 million (equivalent) at 30 June 2023. The cash balance is available to be paid to AngloGold Ashanti’s offshore ($147 million (equivalent)) and onshore ($17 million (equivalent)) investment holding companies in the form of declared dividends. Applications have been made to the Argentinean Central Bank to approve the purchase of US Dollars in order to distribute offshore dividends related to the 2019, 2020 and 2021 financial years of $73 million (equivalent) to AngloGold Ashanti. During the second half of 2023, CVSA plans to submit a new application to the Argentinean Central Bank to approve the purchase of US Dollars in order to distribute additional offshore dividends of $74 million (equivalent) for the declared dividends related to the 2022 financial year. While the remaining approvals are pending, the cash remains fully available for CVSA’s operational and exploration requirements.

Dividends received from joint ventures decreased by $512 million, or 93 percent, from $549 million in the six months ended 30 June 2022 to $37 million in the six months ended 30 June 2023. Cash flows from operating activities were impacted by the level of cash repatriation from, and movements in the VAT lock-up, at the Kibali joint venture in the DRC. The decrease in dividends received from joint ventures was mainly due to the remittance of large cash balances from the DRC of $549 million during the six months ended 30 June 2022 to clear the pre-existing balance which had grown over the preceding years. During the six months ended 30 June 2023, AngloGold Ashanti’s cumulative cash receipts from the Kibali joint venture, in the form of dividends from Kibali (Jersey) Limited, amounted to $37 million. Kibali (Jersey) Limited received such cash from Kibali Goldmines S.A. in the form of loan repayments (net of bank fees) (AngloGold Ashanti’s attributable share: $25 million) and dividends (net of withholding taxes) (AngloGold Ashanti’s attributable share: $12 million). AngloGold Ashanti’s attributable share of the outstanding cash balances awaiting repatriation from the DRC increased by $42 million, or 105 percent, from $40 million at 31 December 2022 to 82 million at 30 June 2023. The cash is fully available for the operational requirements of Kibali Goldmines S.A. In addition, Kibali Goldmines S.A. is due certain refunds of VAT which, to date, remain outstanding. During the six months ended 30 June 2023, AngloGold Ashanti did not recover any VAT offsets and refunds from its operations in the DRC. AngloGold Ashanti’s attributable share of the net recoverable VAT balance (including recoverable fuel duty and after discounting provisions) owed to AngloGold Ashanti by the DRC government increased by $3 million, or three percent, from $86 million at 31 December 2022 to $89 million at 30 June 2023.

Net taxation paid decreased by $27 million, or 31 percent, from $87 million in the six months ended 30 June 2022 to $60 million in the six months ended 30 June 2023. The decrease in net taxation paid was mainly due to lower tax payments in Tanzania, Ghana, Australia and Brazil, partially offset by higher tax payments in Colombia.

Cash flows from investing activities

Cash flows from investing activities amounted to a net outflow of $394 million in the six months ended 30 June 2023, which was $392 million, or 50 percent, lower than a net outflow of $786 million in the six months ended 30 June 2022. The decrease in outflow from investing activities was mainly due to the acquisition of Corvus Gold Inc. in the six months ended 30 June 2022 for $365 million, a decrease in other investments and assets acquired of $16 million, an increase in interest received of $17 million, a decrease in cash restricted for use of $9 million and an increase in proceeds from disposal of tangible assets of $6 million, partially offset by higher capital expenditure of $19 million.

Cash flows from financing activities

Cash flows from financing activities amounted to a net outflow of $248 million in the six months ended 30 June 2023, which was a change of $180 million from a net outflow of $68 million in the six months ended 30 June 2022. The increase in outflow was mainly due to lower proceeds from borrowings, as well as higher repayment of lease liabilities, finance costs and dividends paid, partially offset by lower repayment of borrowings and other borrowing costs.

Cash inflows from proceeds from borrowings decreased by $194 million from $202 million in the six months ended 30 June 2022 to $8 million for the six months ended 30 June 2023. During the six months ended 30 June 2022, the Company made a further drawdown of $41 million on the $295 million 2021 Geita multi-currency RCF, a further drawdown of $65 million on the Australian portion of the previous US$1.4 billion 2018 multi-currency RCF and a drawdown of $96 million on the Australian portion of the US$1.4 billion 2022 multi-currency RCF. During the six months ended 30 June 2023, the Company made a further drawdown of $8 million on the $295 million 2021 Geita multi-currency RCF.

Cash outflows from repayment of borrowings decreased by $22 million from $96 million in the six months ended 30 June 2022 to $74 million in the six months ended 30 June 2023. During the six months ended 30 June 2022, there was a full repayment of $96 million on the previous
June 2023 Interim report - www.AngloGoldAshanti.com

US$1.4 billion 2018 multi-currency RCF. During the six months ended 30 June 2023, AngloGold Ashanti repaid $50 million on the $65 million 2022 Siguiri RCF and $24 million on the US$1.4 billion 2022 multi-currency RCF.

Finance costs paid increased by $7 million from $54 million in the six months ended 30 June 2022 to $61 million in the six months ended 30 June 2023. The increase was mainly due to higher finance costs paid on the $295 million 2021 Geita multi-currency RCF and the $65 million 2022 Siguiri RCF as a result of higher interest rates and higher drawdowns.

Other borrowing costs decreased by $10 million from $11 million in the six months ended 30 June 2022 to $1 million in the six months ended 30 June 2023. The other borrowing costs paid during the six months ended 30 June 2022 related to the transaction costs of the US$1.4 billion 2022 multi-currency RCF. The other borrowing costs paid during the six months ended 30 June 2023 related to costs to extend the maturity of the US$1.4 billion 2022 multi-currency RCF.

Dividends paid increased by $7 million from $69 million in the six months ended 30 June 2022 to $76 million in the six months ended 30 June 2023. Dividends declared to non-controlling interests decreased by $31 million from $37 million in the six months ended 30 June 2022 to $6 million in the six months ended 30 June 2023. Due to timing of payments, dividends paid to non-controlling interests decreased by $7 million from $7 million in the six months ended 30 June 2022 to nil in the six months ended 30 June 2023. These dividends were, or will be, paid by the Company’s non-wholly owned subsidiaries CVSA and Siguiri to their respective non-AGA related shareholders. In the six months ended 30 June 2023, the Company declared and paid a dividend of $76 million to its shareholders, compared to a dividend of $62 million declared and paid in the six months ended 30 June 2022. On 4 August 2023, the Company declared an interim dividend of $17 million, or 4 US cents per share, for the six months ended 30 June 2023.

Liquidity

AngloGold Ashanti intends to finance its capital expenditure, capital lease obligations, other purchase obligations, environmental rehabilitation expenditures and debt repayment requirements in 2023 from cash on hand, cash flow from operations, existing credit facilities and, potentially, if deemed appropriate, long-term debt financing and the issuance of equity and equity-linked instruments. As part of the management of liquidity, funding and interest rate risk, the group regularly evaluates market conditions and may enter into transactions, from time to time, to repurchase outstanding debt, pursuant to open market purchases, privately negotiated transactions, tender offers or other means.

Total borrowings (including lease liabilities) decreased by $128 million, or six percent, from $2,219 million at 30 June 2022 to $2,091 million at 30 June 2023. AngloGold Ashanti’s cash and cash equivalents decreased by $389 million, or 35 percent, from $1.106 billion at 31 December 2022 to $717 million at 30 June 2023.

At 30 June 2023, the group had a cash position (cash and cash equivalents) of $717 million, with liquidity comprising the US$1.4 billion 2022 multi-currency RCF of which $1.387 billion was undrawn; the $65 million 2022 Siguiri RCF of which $50 million was undrawn; the South African R150 million ($8 million) RMB corporate overnight facility which was undrawn; and the $295 million 2021 Geita multi-currency RCF of which $141 million was undrawn, taking overall group liquidity to approximately $2.3 billion.

In February 2023, the 2021 Geita multi-currency RCF was amended to, among other matters, increase its size from an equivalent of $150 million to an equivalent of $295 million and change the reference rate to Term SOFR.

In May 2023, the maturity of the US$1.4 billion 2022 multi-currency RCF was extended by one year from 9 June 2027 to 9 June 2028, with the option, upon application, to extend it further by another year.

Supplemental parent guarantor and subsidiary issuer financial information

AngloGold Ashanti Holdings plc (the “Issuer”), a direct wholly-owned subsidiary of AngloGold Ashanti Limited (the “Guarantor”), has issued three series of outstanding debt securities which are each fully and unconditionally guaranteed by the Guarantor (the “guaranteed debt securities”). The Issuer is a company incorporated under the laws of the Isle of Man that holds certain of AngloGold Ashanti’s operations and assets located outside of South Africa. The guaranteed debt securities outstanding as of 30 June 2023 consisted of:

•a $300 million 30-year bond, with a maturity date of 15 April 2040 and a fixed coupon of 6.500% payable semi-annually;
•a $750 million 7-year bond, with a maturity date of 1 November 2028 and a fixed coupon of 3.375% payable semi-annually; and
•a $700 million 10-year bond, with a maturity date of 1 October 2030 and a fixed coupon of 3.750% payable semi-annually.

The Guarantor fully and unconditionally guarantees the payment of the principal of, premium, if any, and interest on each of the guaranteed debt securities, including any additional amounts, when and as any such payments become due, whether at maturity, upon redemption or declaration of acceleration, or otherwise. The Guarantor has obtained the approval of the South African Reserve Bank (SARB) to provide each of the guarantees. Each guarantee constitutes unsecured and unsubordinated debt of the Guarantor and ranks equally with all of its other unsecured and unsubordinated debt from time to time outstanding. Each guarantee is or will be effectively subordinated to any of the Guarantor’s existing and future secured debt, to the extent of the value of the assets securing such debt, and structurally subordinated to all of the existing and future liabilities (including trade payables) of each of the Guarantor’s subsidiaries (other than the Issuer). As at 30 June 2023, all of the debt of the Guarantor was unsecured. Under the terms of each full and unconditional guarantee, holders of the guaranteed debt securities will not be required to exercise their remedies against the Issuer before they proceed directly against the Guarantor.

June 2023 Interim report - www.AngloGoldAshanti.com

The following summarised financial information reflects, on a combined basis, the assets, liabilities, and results of operations of the Issuer and the Guarantor (collectively, the “Obligor Group”). Intercompany balances and transactions within the Obligor Group have been eliminated. Amounts attributable to the Obligor Group’s investment in consolidated subsidiaries that have not issued or guaranteed the guaranteed debt securities (the “Non-Obligor Subsidiaries”) have been excluded. The Obligor Group’s amounts due from, amounts due to and transactions with Non-Obligor Subsidiaries have been separately disclosed, if considered to be material. The summarised financial information below should be read in conjunction with AngloGold Ashanti’s Condensed Consolidated Interim Financial Statements for the six months ended and as at 30 June 2023.

Income statement information

	Obligor Group (1)
	Six months	Year
	ended	ended
	Jun	Dec
US Dollar million	2023	2022

Revenues from Non-Obligor Subsidiaries	1	1
Revenues from Investments	6	18
Net intergroup dividends, interest, royalties and fees with Non-Obligor Subsidiaries	1	1
Loss for the period from continuing operations	(70)	(141)
Loss for the period	(70)	(141)

(1) Gross profit is not disclosed for the Obligor Group. The Guarantor changed the nature of its main operating activities from mining operations to investment holding in 2021 and has no costs and expenses applicable to revenue. As a result, cost of sales and gross profit are no longer presented. The principal activity of the Issuer is to act as a holding company for certain of AngloGold Ashanti’s operations and assets located outside of South Africa.

Statement of financial position information

	Obligor Group
	As at	As at
	Jun	Dec
US Dollar million	2023	2022

ASSETS
Receivables due from Non-Obligor Subsidiaries	1,836	1,640
Other current assets	291	604
Total current assets	2,127	2,244

Non-current assets	33	36

LIABILITIES
Payables due to Non-Obligor Subsidiaries	275	276
Other current liabilities	182	198
Total current liabilities	457	474

Non-current liabilities	1,799	1,806

Gold hedges
During the first quarter of 2023, AngloGold Ashanti entered into zero-cost collars for a total of approximately 136,000 ounces of gold for the period from February 2023 to December 2023 in order to manage gold price downside risk associated with Cuiabá partly transitioning to gold concentrate sales and the current high cost associated with CdS. Furthermore, during the second quarter of 2023, AngloGold Ashanti entered into zero-cost collars for a total of approximately 47,000 ounces of gold for the period from January 2024 to June 2024. During the first six months of 2023, AngloGold Ashanti recorded a realised gain of $1 million in respect of these gold derivatives. At 30 June 2023, the mark-to-market value of the remaining open positions was an unrealised gain of $3 million (at 31 March 2023: an unrealised loss of $4 million).

Oil hedges
During July 2022, AngloGold Ashanti entered into forward contracts for a total of 999,000 barrels of Brent crude oil for the period from January 2023 to December 2023 that will be cash settled on a monthly basis against the contract price. This comprises approximately 40 percent of the Company’s total anticipated 2023 consumption. The average price achieved on the forward contracts is $89.20 per barrel of Brent crude oil. During the first six months of 2023, AngloGold Ashanti recorded a realised loss of $5 million in respect of these oil derivatives. At 30 June 2023, the mark-to-market value of the remaining open positions was an unrealised loss of $1 million (at 31 December 2022: an unrealised loss of $6 million; at 31 March 2023: an unrealised loss of $2 million).

June 2023 Interim report - www.AngloGoldAshanti.com

Summary of six months-on-six months operating and cost variations:

Particulars	Six months ended Jun 2023 Restated	Six months ended Jun 2022 Restated	% Variance six months vs prior year six months
Operating review
Gold production (kozs) (1)	1,236	1,233	—

Financial review
Gold income ($m)	2,144	2,090	3
Average gold price received per ounce ($/oz) (4)	1,920	1,874	2
Corporate & marketing costs ($m) (2)	44	42	5
Exploration & evaluation costs ($m)	112	84	33

Cost of sales - Subsidiaries ($m)	1,749	1,595	10
Cost of sales - Joint Ventures ($m)	181	163	11
All-in sustaining costs per ounce - Subsidiaries ($/oz) (3) (4)	1,661	1,475	13
All-in sustaining costs per ounce - Joint Ventures ($/oz) (3) (4)	1,060	1,003	6
All-in costs per ounce - Subsidiaries ($/oz) (3) (4)	1,927	1,675	15
All-in costs per ounce - Joint Ventures ($/oz) (3) (4)	1,180	1,082	9
Total cash costs per ounce - Subsidiaries ($/oz) (4)	1,232	1,114	11
Total cash costs per ounce - Joint Ventures ($/oz) (4)	880	756	16

Profit (loss) before taxation ($m)	76	410	(81)

Capital expenditure - Subsidiaries ($m)	453	434	4
Capital expenditure - Joint Ventures ($m)	44	38	16
(1) Includes gold concentrate from the Cuiabá mine complex sold to third parties.
(2) Includes administration and related expenses.
(3) World Gold Council guidance.
(4) Refer to “Non-GAAP disclosure” for definitions.

Rounding of figures may result in computational discrepancies.

FULL ASSET POTENTIAL REVIEW PROGRAMME

The Full Asset Potential (“FP”) review programme aims to achieve a step-change in AngloGold Ashanti’s operating and cost performance by the year 2025. This programme includes a comprehensive three-month assessment of each of the Company’s mine sites, which covers every aspect of an operation. The outcome is intended to enhance the Company’s understanding of the relative potential of each asset and includes developing a plan and implementation schedule to achieve the targeted performance over the next six to 24 months.

The FP programme continues to track its schedule and is currently in the “Deliver Phase” across eight sites. The near-term opportunities identified across sites are starting to make progress against key metrics such as improving development metres and underground ore tonnes mined. It should also be noted that there is a time lag between when projects are identified and when full value is realised given that most improvements involve changes to processes and/or infrastructure which need to be scoped, approved, procured, transported and installed – all before any value can be realised.

Progress at specific sites includes:

Sunrise Dam, the first site to implement the FP programme, continues to perform in line with expectations. Ore tonnes targets were achieved. Metallurgical recovery has improved following the recent ‘health check’ and work is underway to confirm the viability of investing in a concentrated leach project.

Tropicana continues to show progress since entering its “Deliver Phase”. Ore tonnes from the underground mine are steadily improving. Open pit material movement is also improving, with focus now on debottlenecking the loading and hauling. The processing plant throughput remains above the FP target of 9.4 million tonnes.

Geita is a recent site to implement its FP programme. Underground tonnes mined from Nyankanga have reached full potential because of achieving higher backfill volumes. Plant throughput and recovery continue to perform above the FP target and multiple design improvements, including a smart cyclone, mill slicer and shear reactor, are still in various stages of implementation.

Siguiri’s FP programme initiative to transition to owner mining is on-track. Following the CIL tank failure during the second quarter of 2023, which has since been repaired, the site team has restored plant throughput to full capacity and without incident.

CUIABÁ AND BRAZIL TSF UPDATE

As previously disclosed, tailings-related regulations introduced in Brazil required AngloGold Ashanti Brazil to conduct a new detailed risk assessment of its portfolio of TSFs by December 2022. The regulations required this new risk assessment be conducted with oversight from external consultants. One of the conclusions of this review was to increase buttressing of the Calcinados TSF to align its post liquefaction factor of safety with the international standards currently considered best practice. AngloGold Ashanti is proceeding with this buttressing programme and has therefore suspended filtered tailings deposition at the TSF, which services the Cuiabá mine complex (composed of the Cuiabá and Lamego mines).

The Calcinados TSF remains safe and stable, per the conclusions of risk assessments by external consultants and the Company’s internal TSF team. The TSF’s factors of safety, in both a drained and undrained state, are fully compliant with relevant Brazilian operating regulations.
June 2023 Interim report - www.AngloGoldAshanti.com

AngloGold Ashanti’s focus is to maintain compliance with the tailings-related regulations in Brazil, including new requirements introduced last year, and to maintain a close and transparent relationship with the relevant authorities.

During the first six months of 2023, the Company carried out geotechnical investigations to support the buttressing programme. The timeline for completion of the buttressing is expected to be determined once engineering and geotechnical design has been completed by external consultants.

Processing of gold concentrate at the Queiroz plant, which services the Cuiabá mine complex, is expected to resume following completion of the Calcinados TSF buttressing programme and wastewater treatment upgrades at the Queiroz plant. In the meantime, mining of ore and production of gravimetric gold and gold-in-concentrate are continuing at the Cuiabá mine complex. The first shipment of such gold concentrate occurred in April 2023 and since then shipments have continued on a monthly basis. Refining activities at the Queiroz plant, including refining of gravimetric gold from the Cuiabá mine complex, remain unaffected.

The Cuiabá mine complex produced 241,000oz of gold in 2022. During the first six months of 2023, Cuiabá produced 112,000oz, which comprised 38,000oz of gravimetric gold and 74,000oz of gold-in-concentrate.

Tailings deposition is also temporarily suspended at the Company’s other active TSFs in Brazil pending certification by external consultants of on-site emergency response plans. Mining of ore is continuing pending this certification. Alternative tailings deposition sites have been identified at the Cuiabá mine complex in the interim, while Serra Grande uses in-pit tailings deposition.

SAFETY UPDATE

The Company recorded a fatality-free first half of 2023.

The Total Recordable Injury Frequency Rate (“TRIFR”) improved by 27% to 0.98 injuries per million hours worked for the first half of 2023, compared to 1.35 injuries per million hours worked in the first half of 2022. The Company’s TRIFR compares favourably with the International Council on Mining and Metals members' average TRIFR of 2.66 injuries per million hours worked in 2022. TRIFR measures workplace safety in terms of the total number of recordable injuries and fatalities that occur per million hours worked.

AngloGold Ashanti’s safety strategy, with specific emphasis on the refreshed Major Hazard Management standard and critical control verifications, continued to be implemented at all the operations, intensifying employees’ focus on safety practices in all workplaces. AngloGold Ashanti continues to address high consequence incidents through the application of its Major Hazard Management process.

OPERATING HIGHLIGHTS

In the Africa region, subsidiaries produced 562,000 ounces at a cost of sales of $880 million and a total cash cost per ounce of $1,182 per ounce in the six months ended 30 June 2023, compared to 555,000 ounces at a cost of sales of $773 million and a total cash cost per ounce of $1,105 per ounce in the six months ended 30 June 2022. In the Africa region, joint ventures produced 151,000 ounces at a cost of sales of $182 million and a total cash cost per ounce of $880 per ounce in the six months ended 30 June 2023, compared to 157,000 ounces at a cost of sales of $163 million and a total cash cost per ounce of $756 per ounce in the six months ended 30 June 2022.

At Iduapriem in Ghana, gold production increased by 3,000 ounces, or three percent, to 118,000 ounces at a cost of sales of $195 million and a total cash cost per ounce of $1,004 per ounce in the six months ended 30 June 2023, compared to 115,000 ounces at a cost of sales of $153 million and a total cash cost per ounce of $1,028 per ounce in the six months ended 30 June 2022. The increase in gold production year-on-year was mainly due to higher grades mined as the mine accesses higher grade ore tonnes from Teberebie Cut 2 compared to the same period in 2022, partially offset by lower tonnes processed as the site commissioned the new TSF. Cost of sales increased year-on-year mainly due to higher amortisation as a result of higher gold production combined with higher deferred stripping amortisation at Teberebie Cut 2 which commenced in 2022, higher operating costs related to labour, mining contractors, explosives and higher royalties paid and higher environmental rehabilitation provisions due to inflation and changes in discount rates (due to changes in global economic assumptions) used in calculating rehabilitation costs. Total cash costs per ounce decreased marginally year-on-year primarily due to higher gold production and favourable ore stockpile inventory movements, partially offset by higher royalties paid (related to the higher average gold price received per ounce).

At Obuasi in Ghana, gold production increased by 2,000 ounces, or two percent, to 117,000 ounces at a cost of sales of $157 million and a total cash cost per ounce of $1,020 per ounce in the six months ended 30 June 2023, compared to 91,000 ounces at a cost of sales of $115 million and a total cash cost per ounce of $1,102 per ounce in the six months ended 30 June 2022. The increase in gold production year-on-year was mainly due to a continued ramp-up of the mine with a 23 percent year-on-year increase in underground tonnes processed complemented by a seven percent year-on-year increase in underground grades mined. Cost of sales increased year-on-year mainly due to higher amortisation as a result of higher gold production, higher operating costs related to labour, mining contractors and consumables, as well as higher royalties paid. Total cash costs per ounce decreased year-on-year mainly due to higher gold production and favourable ore stockpile inventory movements, partially offset by higher mining costs (related to an increased consumption of maintenance spares) and higher royalties paid (related to the higher average gold price received per ounce and higher gold sold).

At Siguiri in Guinea, gold production decreased by 32,000 ounces, or 23 percent, to 110,000 ounces at a cost of sales of $235 million and a total cash cost per ounce of $1,621 per ounce in the six months ended 30 June 2023, compared to 142,000 ounces at a cost of sales of $237 million and a total cash cost per ounce of $1,232 per ounce in the six months ended 30 June 2022. The decrease in gold production year-on-year was mainly due to lower tonnes processed as a result of the CIL tank failure during the second quarter of 2023, as well as lower recovered grades as a result of lower metallurgical recoveries from the treatment of carbonaceous material. Cost of sales decreased marginally year-on-year mainly due to lower operating costs related to lower fuel prices, lower royalties paid and lower amortisation due to lower gold production. Total cash costs per ounce increased year-on-year mainly due to lower gold production and unfavourable ore stockpile inventory movements.

At Geita in Tanzania, gold production increased by 10,000 ounces, or five percent, to 217,000 ounces at a cost of sales of $293 million and a total cash cost per ounce of $1,107 per ounce in the six months ended 30 June 2023, compared to 207,000 ounces at a cost of sales of $268 million and a total cash cost per ounce of $1,046 per ounce in the six months ended 30 June 2022. The increase in gold production year-on-year was mainly due to higher grades mined, partially offset by lower tonnes processed due to a planned mill shutdown during the first quarter
June 2023 Interim report - www.AngloGoldAshanti.com

of 2023 (which has been completed). Cost of sales increased year-on-year mainly due to higher operating costs related to labour, mining contractors, power and consumables, higher royalties paid, higher deferred stripping amortisation at Nyamulilima and higher tangible asset amortisation. Total cash costs per ounce increased year-on-year mainly due to the change in mining plan and higher mining costs resulting from an increase in open pit mining at Nyamulilima and underground mining at Nyankanga as well as an increase in backfilling at Star and Comet and Nyankanga underground mines.

At Kibali in the DRC, gold production decreased by 6,000 ounces, or four percent, to 151,000 ounces at a cost of sales of $181 million and a total cash cost per ounce of $880 per ounce in the six months ended 30 June 2023, compared to 157,000 ounces at a cost of sales of $163 million and a total cash cost per ounce of $756 per ounce in the six months ended 30 June 2022. The decrease in gold production year-on-year was mainly due to lower grades mined, partially offset by higher tonnes processed. Cost of sales increased year-on-year mainly due to higher volumes mined and higher operating costs related to higher oil and commodity prices, partially offset by favourable ore stockpile inventory movements. Total cash costs per ounce increased year-on-year mainly due to lower gold production, higher oil and commodity prices and higher diesel and reagent consumption costs, partially offset by favourable ore stockpile inventory movements.

In the Americas region, gold production decreased by 9,000 ounces, or three percent, to 258,000 ounces at a cost of sales of $455 million and a total cash cost per ounce of $1,313 per ounce in the six months ended 30 June 2023, compared to 267,000 ounces at a cost of sales of $439 million and a total cash cost per ounce of $1,062 per ounce in the six months ended 30 June 2022.

At AngloGold Ashanti Mineração in Brazil, gold production decreased by 2,000 ounces, or one percent, to 142,000 ounces at a cost of sales of $222 million and a total cash cost per ounce of $1,330 per ounce in the six months ended 30 June 2023, compared to 144,000 ounces at a cost of sales of $223 million and a total cash cost per ounce of $1,082 per ounce in the six months ended 30 June 2022. The marginal decrease in gold production year-on-year was mainly due to lower ore tonnes processed at the Cuiabá mine complex, partially offset by higher recovered grades at the CdS mine complex. During the first six months of 2023, Cuiabá produced 112,000 ounces, which comprised 38,000 ounces of gravimetric gold and 74,000 ounces of gold-in-concentrate. Cost of sales decreased marginally year-on-year mainly due to lower amortisation at CdS due to lower gold production and the impact of impairments at CdS and Cuiabá recognised in 2022, and favourable ore stockpile inventory movements, partially offset by higher operating costs relating to labour, mining contractors and consumables, additional costs to produce and sell gold-in-concentrate as well as higher environmental rehabilitation provisions due to inflation and changes in discount rates (due to changes in global economic assumptions) used in calculating rehabilitation costs. Total cash costs per ounce increased year-on-year mainly due to marginally lower gold production, lower by-product revenue as sulphuric acid sales remained suspended pending resumption of operation from the Queiroz plant, higher operating costs relating to labour, mining contractors and consumables, additional costs to produce and sell gold-in-concentrate and additional operating costs related to TSF management. This increase was partially offset by lower royalties paid.

At Serra Grande in Brazil, gold production decreased by 2,000 ounces, or five percent, to 37,000 ounces at a cost of sales of $80 million and a total cash cost per ounce of $1,620 per ounce in the six months ended 30 June 2023, compared to 39,000 ounces at a cost of sales of $79 million and a total cash cost per ounce of $1,466 per ounce in the six months ended 30 June 2022. The decrease in gold production year-on-year was mainly due to lower ore tonnes processed, partially offset by higher grades mined. Cost of sales increased marginally year-on-year mainly due to higher operating costs relating to labour, mining contractors and additional technical services, partially offset by lower amortisation due to lower gold production. Total cash costs per ounce increased year-on-year mainly due to lower gold production, unfavourable ore stockpile inventory movements as well as increases in operating costs relating to labour, mining contractors and additional technical services.

At Cerro Vanguardia in Argentina, gold production decreased by 5,000 ounces, or six percent, to 79,000 ounces at a cost of sales of $151 million and a total cash cost per ounce of $1,128 per ounce in the six months ended 30 June 2023, compared to 84,000 ounces at a cost of sales of $135 million and a total cash cost per ounce of $829 per ounce in the six months ended 30 June 2022. The decrease in gold production year-on-year was mainly due to lower grades mined, partially offset by higher tonnes processed. Cost of sales increased year-on-year mainly due to higher operating costs related to labour, consumables and power as well as higher environmental rehabilitation provisions due to inflation and changes in discount rates (due to changes in global economic assumptions) used in calculating rehabilitation costs. Total cash costs per ounce increased year-on-year mainly due to cost increases related to labour, fuel, power, explosives and services (annual inflation in Argentina is estimated at around 100 percent), lower by-product income (due to lower volumes of silver sold), higher consumption of materials and services as well as unfavourable ore stockpile inventory movements.

In the Australia region, gold production decreased by 11,000 ounces, or four percent, to 265,000 ounces at a cost of sales of $414 million and a total cash cost per ounce of $1,296 per ounce in the six months ended 30 June 2023, compared to 254,000 ounces at a cost of sales of $380 million and a total cash cost per ounce of $1,204 per ounce in the six months ended 30 June 2022.

At Sunrise Dam in Australia, gold production increased by 10,000 ounces, or nine percent, to 127,000 ounces at a cost of sales of $196 million and a total cash cost per ounce of $1,304 per ounce in the six months ended 30 June 2023, compared to 117,000 ounces at a cost of sales of $185 million and a total cash cost per ounce of $1,377 per ounce in the six months ended 30 June 2022. The increase in gold production year-on-year was mainly due to a combination of improved mill feed grades and metallurgical recoveries resulting in a nine percent improvement in recovered grade. Cost of sales increased year-on-year mainly due to higher operating costs related to labour, consumables, fuel and power. Total cash costs per ounce decreased year-on-year mainly due to higher gold production and favourable ore stockpile inventory movements, partially offset by higher royalties paid as well as higher labour and consumable costs.

At Tropicana in Australia, gold production increased by 1,000 ounces, or one percent, to 138,000 ounces at a cost of sales of $202 million and a total cash cost per ounce of $1,182 per ounce in the six months ended 30 June 2023, compared to 137,000 ounces at a cost of sales of $180 million and a total cash cost per ounce of $959 per ounce in the six months ended 30 June 2022. The marginal increase in gold production year-on-year was mainly due to higher volumes processed, partially offset by lower grades mined. Cost of sales increased year-on-year mainly due to higher operating costs related to fuel, labour and mining contractors, and higher environmental rehabilitation provisions due to inflation and changes in discount rates (due to changes in global economic assumptions) used in calculating rehabilitation costs, partially offset by lower amortisation of stripping assets and Mineral Reserve development amortisation. Total cash costs per ounce increased year-on-year mainly due to higher waste stripping costs and higher mining costs related to drilling and blasting, partially offset by favourable ore stockpile inventory movements.

June 2023 Interim report - www.AngloGoldAshanti.com

UPDATE ON CAPITAL PROJECTS

Obuasi
Phase 3 of the Obuasi redevelopment project, which relates principally to extended capital expenditure to refurbish existing infrastructure around the KMS shaft, as well as to service the mine in deeper production areas, reached 82 percent overall completion during the first half of 2023.

Phase 3 achieved the following milestones:
•Completed the 50-level station and water handling system;
•Reamed ca.33 percent of the 945m vent raise;
•Licensed the winder for operations via the Ghanaian mining authorities;
•Started the installation of the new pipe columns;
•Ground support on 50-level has reached 50 percent completion;
•The KMS shaft is now complete and operational down to 51-level; and
•Completed mining of a new ore pass between the operational mine and 4100 rail.

The next key project milestones include completing the new ore pass, commissioning the rail system and completing the second shaft loading station at 5100.

Tropicana
Completion of a scoping study on the Havana underground mineralisation has justified the commencement of a pre-feasibility study (“PFS”). The PFS is progressing well with various options being considered to determine the most economical way to access the Havana underground orebody while open-pit mining remains active in the Havana pit. Options include a direct access portal from the pit via a dedicated decline and the development of the “Havana Link” drive connecting the Tropicana underground extension with the Havana underground orebody.

Nevada
Completion of the feasibility study (“FS”) for the North Bullfrog Project is anticipated during the second half of 2023. The FS is proposing an open-pit mining alternative utilising both gravity milling and heap leaching for ore processing. Results from recent Mineral Resource conversion drilling are being incorporated into an update of the Mineral Resource model. This model will be the basis for the final optimisation of the FS. Permitting processes are underway for the North Bullfrog Project and environmental baseline studies are being reviewed by the agencies for completeness.

The Silicon Project has been rebranded as the Expanded Silicon Project to include both the northern and southern deposits of Silicon and Merlin, respectively. The acquisition of the assets of Coeur Sterling, Inc. has allowed optimisation of an Inferred Mineral Resource drilling programme targeting the Merlin deposit. This programme has returned encouraging results during the first half of 2023 and the mineralisation at Merlin remains open in several directions. As a consequence of the considerable potential evident at Merlin, the Silicon PFS has been rolled back to incorporate Merlin in a conceptual study (“CS”) for the Expanded Silicon Project.

Quebradona
Following the decision of Colombia’s national environmental agency (“ANLA”) in November 2021 to archive the Company’s environmental licence application related to the Quebradona project, and the confirmation of such decision in April 2022, AngloGold Ashanti has been working to complete the data acquisition required at the tunnel alignment area. In addition, an optimised FS is currently underway to implement improvements in water management, operational flexibility, maintainability, and constructability.

Gramalote
A FS was completed for the Gramalote gold project, which is a joint venture between AngloGold Ashanti and B2Gold Corp. (“B2Gold”). Both partners determined that the Gramalote project does not meet their investment thresholds for development of the project. The Gramalote project continues to benefit from government support as well as continuing support from local communities. AngloGold Ashanti and B2Gold completed a comprehensive review of the alternatives for the Gramalote project and consider that it would be in the best interest of all stakeholders for a new party to own the project. The partners commenced a joint sales process for the Gramalote project in the fourth quarter of 2022.

CORPORATE UPDATE

Proposed Ghana JV
During March 2023, Gold Fields and AngloGold Ashanti agreed the key terms of a proposed joint venture in Ghana between Gold Fields’ Tarkwa and AngloGold Ashanti’s neighbouring Iduapriem mines. Both mines are located near the town of Tarkwa in the country’s Western Region.

Both companies have commenced engagements with senior government officials in Ghana and will continue engaging with the Government of Ghana (“GoG”), relevant regulators and other key stakeholders, with a view to implementing the proposed joint venture as soon as practically possible.

Both companies have agreed to mutual exclusivity during this engagement. Excluding the interest to be held by the GoG, Gold Fields will have an interest of 66.7 percent, or two-thirds, and AngloGold Ashanti will have an interest of 33.3 percent, or one-third, in the proposed joint venture.

There can be no certainty that the parties will enter into a definitive agreement with respect to the proposed joint venture or about the timing, terms and conditions of any such definitive agreement. Implementation of the proposed joint venture is subject to, among other matters, reaching agreement with the GoG regarding the proposed joint venture, conclusion of confirmatory due diligence and securing all requisite regulatory approvals.

DRC customs matter
Kibali Goldmines S.A. is continuing to engage in discussions with the DRC Customs Authority and DRC Ministry of Finance regarding the customs claims previously reported. In this regard, on 26 March 2023, the parties agreed to settle one of the DRC Customs Authority claims
June 2023 Interim report - www.AngloGoldAshanti.com

concerning historic export duties. Discussions to resolve the remaining customs claims are ongoing. A formal reassessment notice has not yet been issued by the DRC Customs Authority with respect to these claims.

Siguiri
On 3 May 2023, a tank in the CIL circuit at Siguiri unexpectedly collapsed and damaged some surrounding infrastructure. No injuries were sustained and the environmental impact was contained to the operational area immediately adjacent to the plant. The site team returned mill 1 to service on 19 May 2023 and, following repairs to the CIL tank, the plant returned to full production at the end of the first half of 2023. The plant is currently achieving the planned throughput rate, although metallurgical recovery is lower due to fewer tanks and less residence time. All seven CIL tanks have been assessed, with four in operation. Based on third-party investigations, the cause of the failure is related to a failed weld, and the site is progressing an insurance claim for the repair and loss of production.

AGA’s proposed corporate restructuring and change to domicile and primary listing location
On 12 May 2023, AngloGold Ashanti Limited announced a change in the group’s corporate structure whereby it will be domiciled in the United Kingdom (“UK”) with a primary listing on the New York Stock Exchange (“NYSE”) and secondary listings on the Johannesburg Stock Exchange (“JSE”) and A2X Markets (“A2X”) in South Africa and on the Ghana Stock Exchange (“GhSE”) in Ghana.

A number of inter-conditional steps will be taken to implement the corporate restructuring (collectively, the “Proposed Transaction”), including:
•A new UK incorporated company, AngloGold Ashanti plc, will make an offer to purchase 100 percent of AngloGold Ashanti Holdings plc which, upon acceptance of the offer, will result in AngloGold Ashanti plc holding all of AngloGold Ashanti Limited’s operations and assets located outside South Africa;
•AngloGold Ashanti plc will then acquire all the issued shares of AngloGold Ashanti Limited in exchange for the issue of new AngloGold Ashanti plc ordinary shares through a scheme of arrangement in terms of section 114 of the South African Companies Act, No. 71 of 2008 between AngloGold Ashanti Limited and its shareholders (the “Scheme”); and
•Upon implementation of the Scheme, AngloGold Ashanti Limited shares will be delisted from all the exchanges on which they are listed and AngloGold Ashanti plc will seek a primary listing on the NYSE, with secondary listings on the JSE, A2X and GhSE.

If successfully completed, the Proposed Transaction will result in the new holding company, AngloGold Ashanti plc, owning all of AngloGold Ashanti Limited’s current assets with:
•The same underlying shareholders as AngloGold Ashanti Limited immediately prior to implementation of the Proposed Transaction;
•No change of economic substance to the group, save for the costs of implementation of the Proposed Transaction; and
•AngloGold Ashanti plc being subject to English company law.

The cost of the Proposed Transaction will be funded from available cash resources and existing debt facilities. The implementation of the Proposed Transaction is subject to the fulfilment or waiver of certain conditions precedent.

Voluntary delisting from ASX
On 12 May 2023, AngloGold Ashanti Limited announced that the Company has requested and received formal approval from the Australian Securities Exchange (“ASX”) to be removed from the official list of ASX pursuant to ASX Listing Rule 17.11 (the “Delisting”). The Delisting occurred on Tuesday, 27 June 2023. The Company’s CHESS Depositary Interests (“CDIs”) were suspended and ceased to trade on the ASX at the close of trade on Friday, 23 June 2023 (being two business days before the Delisting).

Board of Directors Changes
On 29 May 2023, the Company announced the appointment of Ms. Diana Sands and Ms. Jinhee Magie as independent non-executive directors of the Company with effect from 1 June 2023. Ms. Sands serves as a member of the Remuneration and Human Resources Committee and the Social, Ethics and Sustainability Committee and Ms. Magie serves as a member of the Audit and Risk Committee and the Investment Committee.

Executive Committee Changes
On 23 June 2023, the Company announced the retirement of Mr. Ludwig Eybers as Chief Operating Officer (“COO”) of the Company and a member of the Executive Committee with effect from 30 June 2023. Mr. Eybers will be retiring from the Company in December 2023. From 1 July 2023, Mr. Marcelo Godoy, Chief Technology Officer (“CTO”) of the Company and a member of the Executive Committee, will assume the role of Interim COO and will work closely with Mr. Eybers in the coming months to ensure a smooth transition until a new permanent COO has been identified. Mr. Jason May, Senior Vice President: Technical, has been appointed interim CTO until Mr. Godoy resumes his role as CTO.

Resignation of Group Company Secretary
On 21 July 2023, the Company announced the resignation of Ms. Leeanne Goliath as Group Company Secretary of AngloGold Ashanti with effect from 20 July 2023 to pursue another opportunity. Ms. Goliath will continue to fulfil her duties until 20 October 2023. AngloGold Ashanti will commence a process of appointing a suitable replacement and advise shareholders of the appointment of a new Group Company Secretary in due course.

June 2023 Interim report - www.AngloGoldAshanti.com

GROUP – INCOME STATEMENT

		Six months	Six months	Year
		ended	ended	ended
		Jun	Jun	Dec
		2023	2022	2022
		Unaudited	Unaudited	Audited
US Dollar million	Notes	Restated (4)	Restated (4)	Restated (4)

Revenue from product sales	2	2,186	2,155	4,501
Cost of sales	3	(1,749)	(1,595)	(3,366)
(Loss) gain on non-hedge derivatives and other commodity contracts		(2)	—	(6)
Gross profit (loss)		435	560	1,129
Corporate administration, marketing and related expenses		(44)	(42)	(79)
Exploration and evaluation costs		(112)	(84)	(205)
Impairment, derecognition of assets and profit (loss) on disposal	4	(126)	(2)	(315)
Other (expenses) income (1)		(68)	(13)	(26)
Finance income		57	31	81
Foreign exchange and fair value adjustments		(75)	(53)	(125)
Finance costs and unwinding of obligations	5	(75)	(65)	(149)
Share of associates and joint ventures’ profit (loss)		84	78	161
Profit (loss) before taxation		76	410	472
Taxation	6	(111)	(94)	(221)
Profit (loss) for the period		(35)	316	251

Allocated as follows:
Equity shareholders		(39)	302	233
Non-controlling interests		4	14	18
		(35)	316	251

Basic earnings per ordinary share (US cents) (2)		(9)	72	55
Diluted earnings per ordinary share (US cents) (3)		(9)	72	55

(1) Other (expenses) income for the first half of 2023 was $55m higher compared to the first half of 2022. This was mainly due to an increase in environmental provisions for legacy tailings storage facilities (TSFs) of $57m (mainly as a result of new legislation in Brazil relating to emergency response and safety management for TSFs) and an increase in legal and project fees of $16m (of which $14m related to AngloGold Ashanti’s proposed corporate restructuring), partially offset by other movements of $18m.
(2) Calculated on the basic weighted average number of ordinary shares.
(3) Calculated on the diluted weighted average number of ordinary shares.
(4) Comparative periods have been retrospectively restated, where indicated, due to the prior period error in the calculation of a net deferred tax asset with respect to the Obuasi mine. Other errors have also been retrospectively restated. Refer to note 1.1.

The condensed consolidated interim financial statements for the six months ended 30 June 2023 have been prepared by the corporate accounting staff of AngloGold Ashanti Limited headed by Mr Ian Kramer (CA (SA)), the group’s Senior Vice President: Group Finance. This process was supervised by Ms Gillian Doran (Fellow member of Association of Chartered Certified Accountants (FCCA)), the group’s Chief Financial Officer and Mr Alberto Calderon (PhD, MPhil, MA, BA (Economics), Juris Doctor (Law)), the group’s Chief Executive Officer.

June 2023 Interim report - www.AngloGoldAshanti.com

GROUP – STATEMENT OF COMPREHENSIVE INCOME

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2023	2022	2022
	Unaudited	Unaudited	Audited
US Dollar million	Restated (1)	Restated (1)	Restated (1)

Profit (loss) for the period	(35)	316	251

Items that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(10)	(22)	(27)
Items that will not be reclassified subsequently to profit or loss:
Exchange differences on translation of non-foreign operations	(9)	3	(2)
Net (loss) gain on equity investments	(2)	(37)	(50)
Actuarial gain (loss) recognised	—	—	(10)
Deferred taxation thereon	—	14	14
	(11)	(20)	(48)

Other comprehensive income (loss) for the period, net of tax	(21)	(42)	(75)

Total comprehensive income (loss) for the period, net of tax	(56)	274	176

Allocated as follows:
Equity shareholders	(60)	260	158
Non-controlling interests	4	14	18
	(56)	274	176

(1) Comparative periods have been retrospectively restated, where indicated, due to the prior period error in the calculation of a net deferred tax asset with respect to the Obuasi mine. Other errors have also been retrospectively restated. Refer to note 1.1.

June 2023 Interim report - www.AngloGoldAshanti.com

GROUP – STATEMENT OF FINANCIAL POSITION

		As at	As at	As at
		Jun	Jun	Dec
		2023	2022	2022
		Unaudited	Unaudited	Audited
US Dollar million	Notes	Restated (4)	Restated (4)	Restated (4)

ASSETS
Non-current assets
Tangible assets		4,266	4,093	4,208
Right of use assets		152	202	156
Intangible assets		104	116	106
Investments in associates and joint ventures		1,129	1,164	1,091
Other investments		1	18	3
Inventories		4	6	5
Trade, other receivables and other assets		222	218	231
Reimbursive right for post-retirement benefits		12	—	12
Deferred taxation (1)		41	28	23
Cash restricted for use		34	32	33
		5,965	5,877	5,868

Current assets
Inventories		800	720	773
Trade, other receivables and other assets		317	333	237
Cash restricted for use		25	34	27
Cash and cash equivalents		722	1,266	1,108
		1,864	2,353	2,145

Total assets		7,829	8,230	8,013

EQUITY AND LIABILITIES
Share capital and premium (2)		7,253	7,237	7,239
Accumulated losses and other reserves		(3,344)	(2,986)	(3,199)
Shareholders’ equity		3,909	4,251	4,040
Non-controlling interests		33	32	35
Total equity		3,942	4,283	4,075

Non-current liabilities
Borrowings	8	1,896	1,953	1,965
Lease liabilities	8	106	138	115
Environmental rehabilitation and other provisions (3)		611	642	596
Provision for pension and post-retirement benefits		68	75	71
Trade and other payables		8	6	7
Deferred taxation		341	323	300
		3,030	3,137	3,054

Current liabilities
Borrowings	8	17	52	18
Lease liabilities	8	72	76	71
Environmental rehabilitation and other provisions (3)		103	71	81
Trade and other payables		641	595	667
Taxation		19	16	45
Bank overdraft		5	—	2
		857	810	884

Total liabilities		3,887	3,947	3,938

Total equity and liabilities		7,829	8,230	8,013

(1) Increase is mainly due to deferred taxation assets recognised at Obuasi, resulting from generated tax losses to be utilised against future taxable income and at Brazil due to further impairments.
(2) The restated statement of financial position reflects the group position prior to the completion of the corporate restructuring which occurred during September 2023.
(3) Mainly as a result of new legislation in Brazil relating to emergency response and safety management for TSFs, as well as major restoration projects planned at Obuasi.
(4) Comparative periods have been retrospectively restated, where indicated, due to the prior period error in the calculation of a net deferred tax asset with respect to the Obuasi mine. Other errors have also been retrospectively restated. Refer to note 1.1.
June 2023 Interim report - www.AngloGoldAshanti.com

GROUP – STATEMENT OF CASH FLOWS

		Six months	Six months	Year
		ended	ended	ended
		Jun	Jun	Dec
		2023	2022	2022
US Dollar million	Notes	Unaudited	Unaudited	Audited
Cash flows from operating activities
Cash generated from operations	9	316	530	1,244
Dividends received from joint ventures		37	549	694
Taxation refund		—	—	32
Taxation paid		(60)	(87)	(166)
Net cash inflow (outflow) from operating activities		293	992	1,804

Cash flows from investing activities
Capital expenditure		(453)	(434)	(1,028)
Interest capitalised and paid		—	(1)	(2)
Acquisition of assets		—	(365)	(517)
Dividends from associates and other investments		6	8	18
Proceeds from disposal of tangible assets		6	—	8
Other investments and assets acquired		—	(16)	(16)
Loans advanced		(1)	—	(1)
Decrease (increase) in cash restricted for use		(1)	(10)	(4)
Interest received		49	32	81
Net cash inflow (outflow) from investing activities		(394)	(786)	(1,461)

Cash flows from financing activities
Proceeds from borrowings		8	202	266
Repayment of borrowings		(74)	(96)	(184)
Repayment of lease liabilities		(44)	(40)	(82)
Finance costs - borrowings		(56)	(49)	(99)
Finance costs - leases		(5)	(5)	(10)
Other borrowing costs		(1)	(11)	(11)
Dividends paid		(76)	(69)	(203)
Net cash inflow (outflow) from financing activities		(248)	(68)	(323)

Net increase (decrease) in cash and cash equivalents		(349)	138	20
Translation		(40)	(26)	(68)
Cash and cash equivalents at beginning of period		1,106	1,154	1,154
Cash and cash equivalents at end of period (1)		717	1,266	1,106

(1) Cash and cash equivalents at the end of the period is net of a bank overdraft of $5m (Jun 2022: nil; Dec 2022: $2m).

June 2023 Interim report - www.AngloGoldAshanti.com

GROUP – STATEMENT OF CHANGES IN EQUITY

	Share capital and premium	Other capital reserves	(Accumulated losses) Retained earnings	Fair value through OCI	Actuarial (losses) gains	Foreign currency translation reserve (1)	Total	Non-controlling interests	Total equity

US Dollar million

Balance at 31 December 2021 Audited, Restated (note 1.1)	7,223	84	(1,899)	53	(2)	(1,412)	4,047	54	4,101
Profit (loss) for the period			302				302	14	316
Other comprehensive income (loss)				(23)		(19)	(42)		(42)
Total comprehensive income (loss)	—	—	302	(23)	—	(19)	260	14	274
Shares issued	14						14		14
Share-based payment for share awards net of exercised		(7)					(7)		(7)
Dividends paid			(62)				(62)		(62)
Dividends of subsidiaries							—	(37)	(37)
Transfer on derecognition of equity investment			69	(69)			—		—
Translation			(1)				(1)	1	—
Balance at 30 June 2022 Unaudited, Restated (note 1.1)	7,237	77	(1,591)	(39)	(2)	(1,431)	4,251	32	4,283

Balance at 31 December 2022 Audited, Restated (note 1.1)	7,239	81	(1,774)	(52)	(13)	(1,441)	4,040	35	4,075
Profit (loss) for the period			(39)				(39)	4	(35)
Other comprehensive income (loss)				(2)		(19)	(21)		(21)
Total comprehensive income (loss)	—	—	(39)	(2)	—	(19)	(60)	4	(56)
Shares issued	14						14		14
Share-based payment for share awards net of exercised		(9)					(9)		(9)
Dividends paid			(76)				(76)		(76)
Dividends of subsidiaries							—	(6)	(6)
Transfer on derecognition of equity investment			(50)	50			—		—
Translation		(4)	3		1		—		—
Balance at 30 June 2023 Unaudited, Restated (note 1.1)	7,253	68	(1,936)	(4)	(12)	(1,460)	3,909	33	3,942

(1) Foreign currency translation reserve includes a loss of $1,410m (Jun 2022: $1,396m; Dec 2022: $1,401m) that will not re-cycle through the income statement on disposal of non-foreign operations, and a loss of $50m (Jun 2022: $35m; Dec 2022: $40m) relating to foreign operations that will re-cycle through the income statement on disposal.

June 2023 Interim report - www.AngloGoldAshanti.com

Segmental reporting

AngloGold Ashanti’s operating segments are being reported based on the financial information regularly provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.

Under the group’s operating model, the financial results and the composition of the operating segments are reported to the CODM per geographical region.

In addition to the geographical reportable segments structure, the group has voluntarily disaggregated and disclosed the financial information on a line-by-line basis for each mining operation to facilitate comparability of mine performance.

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2023	2022	2022
Gold income
US Dollar million	Unaudited	Unaudited	Audited

AFRICA *	1,475	1,386	2,981
Kibali - Attributable 45%	298	281	596
Iduapriem	239	224	443
Obuasi	242	165	431
Siguiri	258	321	591
Geita	438	395	920

AUSTRALIA *	514	475	967
Sunrise Dam	250	218	410
Tropicana - Attributable 70%	264	257	557

AMERICAS *	453	510	1,036
Cerro Vanguardia	158	168	319
AngloGold Ashanti Mineração (1)	223	267	557
Serra Grande	72	75	160

	2,442	2,371	4,984
Equity-accounted joint venture included above	(298)	(281)	(596)
	2,144	2,090	4,388

(1) Includes income from sale of gold concentrate.

By-product revenue
US Dollar million	Unaudited	Unaudited	Audited

AFRICA *	2	3	4
Kibali - Attributable 45%	—	1	1
Iduapriem	—	—	1
Obuasi	—	1	1
Siguiri	1	—	—
Geita	1	1	1

AUSTRALIA *	2	2	4
Sunrise Dam	1	1	1
Tropicana - Attributable 70%	1	1	3

AMERICAS *	38	61	106
Cerro Vanguardia	37	44	75
AngloGold Ashanti Mineração	1	17	31

	42	66	114
Equity-accounted joint venture included above	—	(1)	(1)
	42	65	113

June 2023 Interim report - www.AngloGoldAshanti.com

Segmental reporting (continued)

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2023	2022	2022
Cost of sales	Unaudited	Unaudited	Audited
US Dollar million		Restated (2)	Restated (2)

AFRICA *	1,060	939	2,008
Kibali - Attributable 45%	181	163	342
Iduapriem	195	153	314
Obuasi	157	115	266
Siguiri	234	240	492
Geita	293	268	594

AUSTRALIA *	414	380	783
Sunrise Dam	196	185	371
Tropicana - Attributable 70%	202	180	382
Administration and other	16	15	30

AMERICAS *	455	439	913
Cerro Vanguardia	151	135	273
AngloGold Ashanti Mineração	222	223	477
Serra Grande	80	79	162
Administration and other	2	2	1

CORPORATE AND OTHER	1	—	4

	1,930	1,758	3,708
Equity-accounted joint venture included above	(181)	(163)	(342)
	1,749	1,595	3,366

Gross profit (1)	Unaudited	Unaudited	Audited
US Dollar million		Restated (2)	Restated (2)

AFRICA *	417	449	977
Kibali - Attributable 45%	117	118	256
Iduapriem	45	71	130
Obuasi	85	51	165
Siguiri	23	81	99
Geita	146	128	327
Administration and other	1	—	—

AUSTRALIA *	102	97	188
Sunrise Dam	54	33	40
Tropicana - Attributable 70%	64	79	177
Administration and other	(16)	(15)	(29)

AMERICAS *	37	132	229
Cerro Vanguardia	44	77	122
AngloGold Ashanti Mineração	2	61	111
Serra Grande	(8)	(4)	(2)
Administration and other	(1)	(2)	(2)

CORPORATE AND OTHER	(4)	—	(9)

	552	678	1,385
Equity-accounted joint venture included above	(117)	(118)	(256)
	435	560	1,129

(1) The group’s segmental profit measure is gross profit (loss), which excludes the results of associates and joint ventures. For the reconciliation of gross profit (loss) to profit (loss) before taxation, refer to the group income statement.
(2) Comparative periods have been retrospectively restated. Refer to note 1.1.

June 2023 Interim report - www.AngloGoldAshanti.com

Segmental reporting (continued)

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2023	2022	2022
Amortisation	Unaudited	Unaudited	Audited
US Dollar million		Restated (2)	Restated (2)

AFRICA *	197	165	371
Kibali - Attributable 45%	45	45	95
Iduapriem	66	32	80
Obuasi	30	16	40
Siguiri	15	27	54
Geita	41	45	102

AUSTRALIA * (1)	66	77	172
Sunrise Dam	25	26	54
Tropicana - Attributable 70%	40	50	117
Administration and other	1	1	1

AMERICAS *	80	88	185
Cerro Vanguardia	19	17	39
AngloGold Ashanti Mineração	42	51	106
Serra Grande	19	20	40

CORPORATE AND OTHER	2	2	4

	345	332	732
Equity-accounted joint venture included above	(45)	(45)	(95)
	300	287	637

(1) The Australia amortisation disaggregated segment disclosures only relate to property, plant and equipment which do not represent shared assets between the mining operations within the Australia geographical region and for which the group can disaggregate and allocate on a reasonable basis to the different mining operations within such region.
(2) Comparative periods have been retrospectively restated. Refer to note 1.1.

Capital expenditure
US Dollar million	Unaudited	Unaudited	Audited

AFRICA *	280	217	576
Kibali - Attributable 45%	44	38	90
Iduapriem	70	53	146
Obuasi	75	64	159
Siguiri	15	11	27
Geita	76	51	154

AUSTRALIA *	73	93	202
Sunrise Dam	22	20	50
Tropicana - Attributable 70%	51	73	152

AMERICAS *	134	154	322
Cerro Vanguardia	33	21	66
AngloGold Ashanti Mineração	74	104	199
Serra Grande	27	29	57

PROJECTS *	10	7	17
Colombian projects	5	6	16
North American projects	5	1	1

CORPORATE AND OTHER	—	1	1

	497	472	1,118
Equity-accounted joint venture included above	(44)	(38)	(90)
	453	434	1,028

June 2023 Interim report - www.AngloGoldAshanti.com

Segmental reporting (continued)

	As at	As at	As at
	Jun	Jun	Dec
	2023	2022	2022
Total assets	Unaudited	Unaudited	Audited
US Dollar million	Restated (2)	Restated (2)	Restated (2)

AFRICA *	4,198	3,997	4,035
Kibali - Attributable 45%	1,093	1,120	1,054
Iduapriem	496	405	436
Obuasi	1,233	1,125	1,219
Siguiri	428	542	457
Geita	942	801	864
Administration and other	6	4	5

AUSTRALIA * (1)	963	986	960

AMERICAS *	1,350	1,647	1,395
Cerro Vanguardia	513	514	514
AngloGold Ashanti Mineração	599	855	625
Serra Grande	218	250	217
Administration and other	20	28	39

PROJECTS *	874	694	872
Colombian projects	225	216	244
North American projects	649	478	628

CORPORATE AND OTHER	444	906	751

	7,829	8,230	8,013

*The operating segments continue to be presented per geographical region. The additional information disaggregated and disclosed for each mining operation has been provided by the group to facilitate comparability of mine performance.

(1) The Australia total assets include property, plant and equipment, cash, leased assets, inventory and other assets which the group is unable to allocate and disaggregate on a reasonable basis between the different mining operations within the Australia geographical region, as some of these assets represent shared assets between the mining operations within such region.
(2) Comparative periods have been retrospectively restated. Refer to note 1.1.

June 2023 Interim report - www.AngloGoldAshanti.com

Notes
for the six months ended 30 June 2023

1    Basis of preparation

The condensed consolidated interim financial statements in this report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group prepares condensed consolidated interim financial statements for the six months ended 30 June and 31 December, and annual financial statements for the year ended 31 December. The group’s accounting policies used in the preparation of these condensed consolidated interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2022.

The condensed consolidated interim financial statements of AngloGold Ashanti Limited (“AngloGold Ashanti” or the “Company”) have been prepared in compliance with the framework concepts and the measurement and recognition requirements of the International Financial Reporting Standard (“IFRS”), IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”), the South African Institute of Chartered Accountants (“SAICA”) Financial Reporting Guides as issued by the Accounting Practices Committee, the Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, the JSE Listings Requirements and in the manner required by the South African Companies Act, No. 71 of 2008 for the preparation of financial information of the group for the six months ended 30 June 2023. These condensed consolidated interim financial statements should be read in conjunction with the Company’s restated audited consolidated financial statements and the notes thereto as at and for the year ended 31 December 2022.

June 2023 Interim report - www.AngloGoldAshanti.com

1.1    Restatements

Prior period error in the calculation of a net deferred tax asset with respect to the Obuasi mine and other restatements

Please refer to the section “Explanatory Note” included at the beginning of this Amended Half-Year 2023 Form 6-K for a discussion of the non-reliance on and restatement of previously issued financial statements.

With regard to the previously reported results in the Original Half-Year 2023 Form 6-K, the group concluded that these results contained an error in the calculation related to the reported amount of the net deferred tax asset with regard to the Obuasi mine. Additionally, the group also identified other errors which were not considered material to the previously issued financial statements as of and for each of the six-month periods ended 30 June 2023 and 2022 and the financial year ended 31 December 2022.

The group evaluated the effect of these prior period errors and determined that it needed to restate its unaudited condensed consolidated interim financial statements as of and for each of the six-month periods ended 30 June 2023 and 2022 and its audited consolidated financial statements as of and for the financial year ended 31 December 2022. These restatements are in all cases in accordance with IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’. The aggregate restatement due to the error related to the reported amount of the net deferred tax asset with regard to the Obuasi mine resulted in a reduction in profit for the six-month period ended 30 June 2023 by $79m, no change in profit for the six-month period ended 30 June 2022 and a reduction in profit for the financial year ended 31 December 2022 by $49m. The restatement due to the other immaterial errors which were also corrected resulted in a reduction in profit for the six-month period ended 30 June 2023 by $1m, an increase in profit for the six-month period ended 30 June 2022 by $3m and a reduction in profit for the financial year ended 31 December 2022 by $16m. The restatements had no impact on the group’s debt, the financial maintenance covenants in its credit facilities or its statement of cash flows.

The other errors which were corrected related to the following:
a.Kibali - Equity-accounted losses adjustment;
b.Geita - Foreign exchange adjustment on VAT receivable reclassified;
c.Rand Refinery - Derivative fair value adjustment reclassified;
d.Mineração Serra Grande - Impairment adjustment recorded;
e.Siguiri - Deferred stripping adjustment recorded;
f.Group - Reclassification of environmental rehabilitation provisions from non-current provisions to current provisions;
g.Group - Reclassification of lease liabilities from current liabilities to non-current liabilities; and
h.Group - Reclassification of short-term provisions from trade and other payables to environmental rehabilitation and other provisions.

The impact of the above restatements on each financial statement line item is presented below.

June 2023 Interim report - www.AngloGoldAshanti.com

		June 2023
US dollar millions	Ref	As reported on 30 June 2023	1.1 Obuasi deferred tax restatement	1.1 Other restatements	As restated on 30 June 2023

Income statement
Other (expenses) income	e	(58)	—	(10)	(68)
Share of associates and joint ventures' profit (loss)	a	75	—	9	84
Profit (loss) before taxation	a,e	77	—	(1)	76
Taxation		(32)	(79)	—	(111)
Profit (loss) for the period	a,e	45	(79)	(1)	(35)

Attributable to:
Equity shareholders		40	(79)	—	(39)
Non-controlling interests	e	5		(1)	4

Basic earnings per ordinary share (US cents)		10	(19)	—	(9)
Diluted earnings per ordinary share (US cents)		10	(19)	—	(9)

Headline earnings		140	(79)	—	61
Basic headline earnings per ordinary share (US cents)		33	(19)	—	14
Diluted headline earnings per ordinary share (US cents)		33	(19)	—	14

Statement of comprehensive income
Total comprehensive income for the period, net of tax	a,e	24	(79)	(1)	(56)

Statement of financial position
Tangible assets	d	4,277	—	(11)	4,266
Deferred taxation		146	(105)	—	41
Non-current assets	d	6,081	(105)	(11)	5,965

Deferred taxation		318	23	—	341
Non-current liabilities		3,007	23	—	3,030

Trade and other payables	h	672	—	(31)	641
Environmental rehabilitation and other provisions	h	72	—	31	103
Current liabilities		857	—	—	857

Statement of changes in equity
(Accumulated losses ) retained earnings	d,e	(1,798)	(128)	(10)	(1,936)
Foreign currency translation reserve	c	(1,459)	—	(1)	(1,460)
Shareholders' equity	c,d,e	4,048	(128)	(11)	3,909
Total equity	c,d,e	4,081	(128)	(11)	3,942

Rounding of figures may result in computational discrepancies.

June 2023 Interim report - www.AngloGoldAshanti.com

		June 2022
US dollar millions	Ref	As reported on 30 June 2022	1.1 Obuasi deferred tax restatement	1.1 Other restatements	As restated on 30 June 2022

Income statement
Cost of sales	e	(1,592)	—	(3)	(1,595)
Gross profit (loss)	e	563	—	(3)	560
Share of associates and joint ventures' profit (loss)	a	72	—	6	78
Profit (loss) before taxation	a,e	407	—	3	410
Profit (loss) for the period	a,e	313	—	3	316

Attributable to:
Equity shareholders	a,e	298	—	4	302
Non-controlling interests		15	—	(1)	14

Basic earnings per ordinary share (US cents)	a	71	—	1	72
Diluted earnings per ordinary share (US cents)	a	71	—	1	72

Headline earnings	a,e	300	—	4	304
Basic headline earnings per ordinary share (US cents)	a	71	—	1	72
Diluted headline earnings per ordinary share (US cents)	a	71	—	1	72

Statement of comprehensive income
Total comprehensive income for the period, net of tax	a,e	271	—	3	274

Statement of financial position
Tangible assets	e	4,081	—	12	4,093
Investments in associates and joint ventures	c	1,162	—	2	1,164
Deferred taxation	e	29	—	(1)	28
Non-current assets	c,e	5,864	—	13	5,877

Trade, other receivables and other assets	b	335	—	(2)	333
Current assets	b	2,355	—	(2)	2,353

Environmental rehabilitation and other provisions	f	671	—	(29)	642
Deferred taxation	e	322	—	1	323
Non-current liabilities	e,f	3,165	—	(28)	3,137

Trade and other payables	h	637	—	(42)	595
Environmental rehabilitation and other provisions	f,h	—	—	71	71
Current liabilities	f	781	—	29	810

Statement of changes in equity
(Accumulated losses) retained earnings	b,c,e	(1,599)	—	8	(1,591)
Shareholders' equity	b,c,e	4,243	—	8	4,251
Non-controlling interests	e	30	—	2	32
Total equity	b,c,e	4,273	—	10	4,283

Rounding of figures may result in computational discrepancies.

June 2023 Interim report - www.AngloGoldAshanti.com

		2022
US dollar millions	Ref	As reported on 31 December 2022	1.1 Obuasi deferred tax restatement	1.1 Other restatements	As restated on 31 December 2022

Income statement
Cost of sales	e	(3,362)	—	(4)	(3,366)
Gross profit (loss)	e	1,133	—	(4)	1,129
Impairment, derecognition of assets and profit (loss) on disposal	d	(304)	—	(11)	(315)
Foreign exchange and fair value adjustments	b	(128)	—	3	(125)
Share of associates and joint ventures' profit (loss)	a,c	166	—	(5)	161
Profit (loss) before taxation	a,b,c,d,e	489	—	(17)	472
Taxation	b,d	(173)	(49)	1	(221)
Profit (loss) for the year	a,b,c,d,e	316	(49)	(16)	251

Attributable to:
Equity shareholders	a,b,c,d,e	297	(49)	(15)	233
Non-controlling interests	e	19	—	(1)	18

Basic earnings per ordinary share (US cents)		71	(12)	(4)	55
Diluted earnings per ordinary share (US cents)		71	(12)	(4)	55

Headline earnings	a,b,c,e	544	(49)	(6)	489
Basic headline earnings per ordinary share (US cents)		129	(12)	(1)	116
Diluted headline earnings per ordinary share (US cents)		129	(12)	(1)	116

Statement of comprehensive income
Total comprehensive income for the year, net of tax	a,b,c,d,e	242	(49)	(17)	176

Statement of financial position
Tangible assets	d,e	4,209	—	(1)	4,208
Investments in associates and joint ventures	a,c	1,100	—	(9)	1,091
Deferred taxation		72	(49)	—	23
Non-current assets	a,c,d,e	5,927	(49)	(10)	5,868

Lease liabilities	g	102	—	13	115
Environmental rehabilitation and other provisions	f	634	—	(38)	596
Non-current liabilities	f,g	3,079	—	(25)	3,054

Lease liabilities	g	84	—	(13)	71
Trade and other payables	h	710	—	(43)	667
Environmental rehabilitation and other provisions	f,h	—	—	81	81
Current liabilities	f,g	859	—	25	884

Statement of changes in equity
(Accumulated losses) retained earnings	a,b,c,d,e	(1,715)	(49)	(10)	(1,774)
Foreign currency translation reserve	c	(1,440)	—	(1)	(1,441)
Shareholders' equity	a,b,c,d,e	4,100	(49)	(11)	4,040
Non-controlling interests	e	34	—	1	35
Total equity	a,b,c,d,e	4,134	(49)	(10)	4,075

Rounding of figures may result in computational discrepancies.
June 2023 Interim report - www.AngloGoldAshanti.com

2    Revenue

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2023	2022	2022
US Dollar million	Unaudited	Unaudited	Audited

Gold income	2,144	2,090	4,388
Spot market sales	2,053	2,090	4,388
Concentrate sales (1)	91	—	—
By-products	42	65	113
Revenue from product sales	2,186	2,155	4,501

(1) Sales of gold concentrate are recorded at the time of shipment, net of refining and treatment charges, which is also when control of ownership passes to the customer. Sales prices are provisionally set on a specified future date after shipment, based on market prices. Revenue is recorded using forward market gold prices on the expected date that the final sales will be determined. Changes in the fair value as a result of changes in forward gold prices are classified as provisional price adjustments and included as a component of revenue. There have been no material provisional price adjustments for the six months ended 30 June 2023.

3    Cost of sales

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2023	2022	2022
	Unaudited	Unaudited	Audited
US Dollar million		Restated (2)	Restated (2)

Cash operating costs (1)	1,316	1,205	2,554
Royalties	91	88	185
Other cash costs	9	7	14
Total cash costs	1,416	1,300	2,753
Retrenchment costs	2	4	6
Rehabilitation and other non-cash costs	13	(4)	—
Amortisation of tangible assets	261	245	555
Amortisation of right of use assets	39	41	81
Amortisation of intangible assets	—	1	1
Inventory change	18	8	(30)
	1,749	1,595	3,366

(1) Cash operating costs for the first half of 2023 were $111m higher compared to the first half of 2022. This increase was mainly due to continued inflation and input price increases (which did not peak until the second and third quarters of 2022), higher operating expenditure and higher waste stripping costs at Tropicana, partially offset by weaker foreign exchange rates against the US Dollar.
(2) Comparative periods have been retrospectively restated. Refer to note 1.1.

June 2023 Interim report - www.AngloGoldAshanti.com

4    Impairment, derecognition of assets and (loss) profit on disposal

Impairments

The group’s non-financial assets, other than inventories and deferred tax assets, are assessed for impairment or reversal of impairment indicators at each reporting date or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Córrego do Sítio (“CdS”)
CdS is owned and operated by AngloGold Ashanti Mineração (“AGA Mineração”) in Brazil. The CdS mining complex has been in operation since 1989 and consists of open pit and underground mines. The property is currently in a production stage. Management is currently assessing various options related to the CdS mining complex cash generating unit (“CGU”), ranging from operational improvements through the Full Asset Potential review programme to putting the operations under care and maintenance. In 2022, an impairment loss of $189m was recognised in respect of the CdS mining complex CGU. During the first half of 2023, the CdS mining complex CGU experienced further operational underperformance and as a result a further impairment loss of $39m was recognised on the remaining asset balances and new capital expenditures incurred during 2023. The impairment losses in 2022 and the first half of 2023 were recognised and included in the Americas segment.

Cuiabá
Cuiabá is owned and operated by AGA Mineração in Brazil. It has been in operation since 1834 and is an underground mine. The property is currently in the production stage. In 2022, an impairment loss of $70m was recognised in respect of the Cuiabá mining complex CGU. During the first half of 2023, Cuiabá recognised a further impairment loss of $53m largely due to the current suspension of operating activities at the Queiroz metallurgical plant while additional buttressing at the Calcinados TSF is designed and completed, and a decision not to restart operations during the dry season (contrary to what was originally planned). The impairment losses in 2022 and the first half of 2023 were recognised and included in the Americas segment.

Impairment Allocation:

	Tangible Assets
Cash Generating Unit	Mine Development Cost	Mine Infrastructure	Assets under construction	Land	Total Impairment
US Dollar million	Six months ended Jun 2023
Córrego do Sítio	26	7	5	1	39
Cuiabá	—	25	28	—	53
	26	32	33	1	92

Derecognition of assets
Decommissioning assets of $29m at AGA Mineração and $9m at Serra Grande relating to legacy TSFs were derecognised, mainly due to the uncertainty of future economic benefits to be generated from these assets.

5    Finance costs and unwinding of obligations

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2023	2022	2022
US Dollar million	Unaudited	Unaudited	Audited

Finance costs - borrowings	58	54	108
Finance costs - leases	5	5	11
Unwinding of obligations	12	6	30
	75	65	149

The interest included within finance costs is calculated at effective interest rates.

June 2023 Interim report - www.AngloGoldAshanti.com

6    Taxation

Income tax uncertainties
AngloGold Ashanti operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under, the various income tax regimes in the countries in which it operates. Some of these tax regimes are defined by contractual agreements with local government, and others are defined by the general corporate income tax laws of the country. The group has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. In some jurisdictions, tax authorities are yet to complete their assessments for previous years. The tax rules and regulations in many countries are highly complex and subject to interpretation. From time to time, the group is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the tax authorities over the interpretation or application of certain rules in respect of the group’s business conducted within the country involved. Significant judgement is required in determining the worldwide provisions for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business.

Irrespective of whether potential economic outflows of matters have been assessed as probable or possible, individually significant matters are included below, to the extent that disclosure does not prejudice the group.

Argentina - Cerro Vanguardia SA
The Argentina Tax Authority has challenged the deduction of certain hedge losses, with tax and penalties amounting to $3m (Jun 2022: $6m; Dec 2022: $4m). Management has appealed this matter which has been heard by the Tax Court, with final evidence submitted in 2017. The matter is pending and judgement is expected in the next 24 months as at 30 June 2023. Management is of the opinion that the hedge losses were claimed correctly and no provision has therefore been made.

Brazil - AGA Mineração and Serra Grande
The Brazil Tax Authority has challenged various aspects of the companies’ tax returns for periods from 2005 to 2016 which individually and in aggregate are not considered to be material. Based on engagement with the Brazil Tax Authority, certain amounts have been allowed and assessments reduced, whilst objections have been lodged against the remainder of the findings. In December 2019, Serra Grande received a tax assessment of $26m (Jun 2022: $22m; Dec 2022: $23m) relating to the amortisation of goodwill on the acquisition of mining interests, which is permitted as a tax deduction when the acquirer is a domiciled entity. Management is of the opinion that the Brazil Tax Authority is unlikely to succeed in this matter. This is supported by external legal advice and therefore no provision has been made.

Colombia - La Colosa and Gramalote
The tax treatment of exploration expenditure has been challenged by the Colombian Tax Authority which resulted in claims for taxes and penalties of $10m (Jun 2022: $74m; Dec 2022: $42m) pertaining to the 2010 to 2014 tax years.

These assessments were appealed in 2016 (in the case of La Colosa) and resulted in adverse judgements in the Administrative Court of Cundinamarca in 2018, which were subsequently appealed by AngloGold Ashanti. The deduction of exploration costs is prohibited from 2017 onwards following a change in legislation. Subsequent to this date, exploration costs have been treated in accordance with the amended legislation. In July 2019, the Supreme Administrative Court issued a ruling that duplicate penalties may not be charged. The impact of the ruling is that certain penalties were waived.

During November 2022, the Supreme Administrative Court issued final rulings on the tax treatment of exploration expenditure pertaining to the 2010 and 2011 tax years and partially allowed the tax claims against AngloGold Ashanti as submitted. The rulings, which included tax and interest, cannot be appealed and resulted in tax liabilities of $34m provided for in 2022. However, the Supreme Administrative Court fully waived penalties related to the 2010 and 2011 tax years. A revised tax reform was adopted in December 2022 in Colombia, which may lead to a reduction of interest charged on outstanding tax obligations in certain circumstances. In February 2023, the Company paid $25m (which includes interest), after taking into account a reduction of $6m in interest under the tax reform, in full settlement of the 2011 income and equity tax claims. In April 2023, the Company paid $3m (which includes interest), in full settlement of the 2010 income tax claim. The Company’s lawsuits with respect to its 2013 and 2014 tax returns are still pending before the Administrative Court of Cundinamarca. Penalties of $10m (Jun 2022: $9m; Dec 2022: $8m) pertaining to the 2013 and 2014 tax years were not recognised as a provision and are considered to be contingent, awaiting judgement from the Courts.

Guinea - Siguiri
The Guinea Tax Authority has challenged certain aspects of Société AngloGold Ashanti de Guinée S.A.’s tax return for the 2010 year of assessment totalling $8m (attributable) (Jun 2022: $8m (attributable); Dec 2022: $8m (attributable)). Management has objected to the assessment. However, provision has been made for a portion of the total claims amounting to $2m (attributable) (Jun 2022: $2m (attributable); Dec 2022: $2m (attributable)). A meeting was held in February 2022 under the Minister of Budget Tax advisor’s chairmanship, calling for the formation of a tripartite committee to review the claim and resolve the issue. Members from government were appointed to the committee, but no meetings have been held to date.

Mali - Yatela and AGA Mali Services
The Mali Tax Authority has challenged various aspects of Société des Mines de Yatela S.A. and Société AngloGold Ashanti Mali S.A.’s tax returns for periods of 2012 to 2019 totalling $3m (attributable) (Jun 2022: $4m (attributable); Dec 2022: $4m (attributable)). Management is of the opinion that the Mali Tax Authority is unlikely to succeed in the tax matters and therefore no provision has been made.

Tanzania - Geita Gold Mine
The Tanzania Revenue Authority has raised audit findings on various tax matters for years from 2009 to 2021 amounting to $338m (Jun 2022: $312m; Dec 2022: $318m). In addition, the Tanzania Revenue Authority has issued Agency Notices on various local bank accounts of the Company in Tanzania, enforcing payments from those bank accounts, despite the matters being on appeal. In order to continue operating its bank accounts and to not impact operations, Geita made payments under protest for which a receivable of $24m (Jun 2022: $25m; Dec 2022: $24m) was raised. Management has objected and appealed through various levels of the administrative processes. Management has obtained external legal advice and is of the opinion that the claims of the Tanzania Revenue Authority are unlikely to succeed.

In addition, it should be noted that amendments passed to Tanzanian legislation in 2017 amended the 2010 Mining Act and new Finance Act. Effective from 1 July 2017, the gold mining royalty rate increased to 6% (from 4%) and further a 1% clearing fee on the value of all
June 2023 Interim report - www.AngloGoldAshanti.com

6    Taxation (continued)

minerals exported was imposed. The group has been paying the higher royalty and clearing fees since this date, under protest, and is of the view that this is in contravention of its Mining Development Agreement.

7    Headline earnings (3)

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2023	2022	2022
	Unaudited	Unaudited	Audited
US Dollar million	Restated (4)	Restated (4)	Restated (4)

The profit (loss) attributable to equity shareholders has been adjusted by the following to arrive at headline earnings (loss):
Profit (loss) attributable to equity shareholders	(39)	302	233
Impairment on tangible assets and right of use assets	92	—	315
Taxation on impairment of tangible assets and right of use assets	(21)	—	(60)
Derecognition of assets	38	1	4
Taxation on derecognition of assets	(6)	—	—
(Profit) loss on disposal of tangible assets	(4)	1	(4)
Impairment (reversal) on equity-accounted investments	1	—	1
Headline earnings (loss)	61	304	489

Headline earnings (loss) per ordinary share (US cents) (1)	14	72	116
Diluted headline earnings (loss) per ordinary share (US cents) (2)	14	72	116

(1) Calculated on the basic weighted average number of ordinary shares.
(2) Calculated on the diluted weighted average number of ordinary shares.
(3) Headline earnings and headline earnings per share disclosure has been included due to Johannesburg Stock Exchange requirements.
(4) Comparative periods have been retrospectively restated. Refer to note 1.1.

Number of shares
Ordinary shares	419,107,901	418,045,117	418,260,476
Fully vested options	1,710,644	1,949,302	1,936,586
Weighted average number of shares	420,818,545	419,994,419	420,197,062
Dilutive potential of share options	—	68,524	672,804
Dilutive weighted average number of ordinary shares	420,818,545	420,062,943	420,869,866

June 2023 Interim report - www.AngloGoldAshanti.com

8    Borrowings and lease liabilities

AngloGold Ashanti’s borrowings are interest bearing.

	As at	As at	As at
	Jun	Jun	Dec
	2023	2022	2022
	Unaudited	Unaudited	Audited
US Dollar million			Restated (1)

Change in liabilities arising from financing activities:

Reconciliation of borrowings (excluding lease liabilities)
A reconciliation of the total borrowings included in the statement of financial position is set out in the following table:

Opening balance	1,983	1,909	1,909
Proceeds from borrowings	8	202	266
Repayment of borrowings	(74)	(96)	(184)
Finance costs paid on borrowings	(49)	(43)	(89)
Interest charged to the income statement	51	48	97
Deferred loan fees	(2)	(9)	(8)
Translation	(4)	(6)	(8)
Closing balance	1,913	2,005	1,983

Borrowings
Non-current	1,896	1,953	1,965
Current	17	52	18
	1,913	2,005	1,983

Reconciliation of finance costs paid (excluding lease finance costs)
A reconciliation of the finance costs paid included in the statement of cash flows is set out in the following table:

Finance costs paid on borrowings	49	43	89
Capitalised finance cost	—	(1)	(2)
Commitment fees, environmental guarantees fees and other	7	7	12
Total finance costs paid	56	49	99

Reconciliation of lease liabilities

Opening balance	186	185	185
Lease liabilities recognised	37	75	90
Repayment of lease liabilities	(44)	(40)	(82)
Finance costs paid on lease liabilities	(5)	(5)	(10)
Interest charged to the income statement	5	5	11
Change in estimate	(1)	(3)	(7)
Translation	—	(3)	(1)
Closing balance	178	214	186

Lease liabilities
Non-current	106	138	115
Current	72	76	71
	178	214	186

(1) Comparative periods have been retrospectively restated. Refer to note 1.1.

June 2023 Interim report - www.AngloGoldAshanti.com

9    Cash generated from operations

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2023	2022	2022
	Unaudited	Unaudited	Audited
US Dollar million	Restated (2)	Restated (2)	Restated (2)

Profit (loss) before taxation	76	410	472
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts	(2)	—	6
Amortisation of tangible and right of use assets	300	286	636
Amortisation of intangible assets	—	1	1
Finance costs and unwinding of obligations	75	65	149
Environmental rehabilitation, silicosis and other provisions	(17)	(40)	(85)
Impairment, derecognition of assets and (profit) loss on disposal	131	2	319
Other expenses (income)	57	11	9
Profit (loss) on sale of assets	(6)	—	(8)
Interest income	(57)	(31)	(81)
Share of associates and joint ventures’ (profit) loss	(84)	(78)	(161)
Other non-cash movements	(23)	17	25
Other exchange losses (1)	52	20	102
Movements in working capital	(186)	(133)	(140)
	316	530	1,244

Movements in working capital:
(Increase) decrease in inventories	(19)	(7)	(54)
(Increase) decrease in trade and other receivables	(140)	(98)	(152)
Increase (decrease) in trade, other payables and provisions	(27)	(28)	66
	(186)	(133)	(140)

(1) Other exchange losses, which were previously reported as part of other non-cash movements, are now being reported separately. The reclassification had no impact on any reported totals or on any amounts presented in the interim financial statements for the six months ended 30 June 2022 or the annual financial statements for the year ended 31 December 2022.
(2) Comparative periods have been retrospectively restated. Refer to note 1.1.

10    Financial risk management activities
Fair value
Fair value is determined using valuation techniques as outlined below unless the instrument is traded in an active market. Where possible, inputs are based on quoted prices and other market determined variables.

Fair value hierarchy

The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1:    quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:    inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3:    inputs for the asset or liability that are not based on observable market data (unobservable inputs).

June 2023 Interim report - www.AngloGoldAshanti.com

10    Financial risk management activities (continued)
The table below represents financial instruments measured at fair value at the reporting date, or for which fair value is disclosed at 30 June 2023.

	Fair value	Carrying value	Fair value	Carrying value
	As at Jun	As at Jun	As at Dec	As at Dec
Financial instrument	2023	2023	2022	2022	Valuation method	Significant inputs	Fair value hierarchy of inputs
	Unaudited		Audited
At fair value through profit and loss
Deferred compensation asset (1)	12	12	12	12	Probability weighted discounted cash flow
$260 per ounce payable on all underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and TauTona mines) in excess of 250,000 ounces per annum for 6 years commencing 1 January 2021, following the disposal of these operations to Harmony Gold Company Limited (Harmony).
							Level 3
Derivative financial asset - gold zero cost collar contracts (2)	3	3	—	—	Black-Scholes-Merton option pricing model	Forward and spot prices, the outstanding number of ounces of gold on open contracts, risk free rates and volatilities.	Level 2
Derivative financial liability - crude oil forward contracts (3)	7	7	6	6	Black-Scholes-Merton option pricing model	Forward and spot prices, the number of outstanding barrels of oil on open contracts, risk free rates and volatilities.	Level 2
At fair value through other comprehensive income
Listed equity investments	—	—	2	2			Level 1
At amortised cost
Borrowings - Rated bonds	1,569	1,736	1,578	1,735
Borrowings - Revolving Credit Facilities	177	177	248	248

(1) Included in the statement of financial position in non-current trade, other receivables and other assets.
(2) Included in the statement of financial position in current trade, other receivables and other assets.
(3) Included in the statement of financial position in current trade, other payables and provisions.

Reconciliation of deferred compensation asset

A reconciliation of the deferred compensation asset included in the statement of financial position is set out in the following table:

	As at	As at
	Jun	Dec
	2023	2022
US Dollar million	Unaudited	Audited
Opening balance	12	25
Unwinding of the deferred compensation asset	—	1
Changes in estimates - fair value adjustments (1)	1	(13)
Translation	(1)	(1)
Closing balance	12	12

(1) Included in the income statement in foreign exchange and fair value adjustments

Sensitivity analysis
A reasonably possible change in the number of ounces used in the weighted probability calculation would not have a material impact on the fair value of the deferred compensation asset.

June 2023 Interim report - www.AngloGoldAshanti.com

11    Capital commitments

	As at	As at	As at
	Jun	Jun	Dec
	2023	2022	2022
US Dollar million	Unaudited	Unaudited	Audited

Orders placed and outstanding on capital contracts at the prevailing rate of exchange	180	246	178

Liquidity and capital resources

To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowings (in the form of bonds and credit facilities). As part of the management of liquidity, funding and interest rate risk, the group regularly evaluates market conditions and may enter into transactions, from time to time, to repurchase outstanding debt, pursuant to open market purchases, privately negotiated transactions, tender offers or other means.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. The financing facilities which mature in the near future are disclosed in current liabilities. The group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

12    Contractual commitments and contingencies

AngloGold Ashanti’s material contingent liabilities and assets at 30 June 2023 and 31 December 2022 are detailed below:

Litigation claims

Litigation - AngloGold Ashanti (Ghana) Limited (AGAG) received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emission and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP), which was decommissioned in 2000. The plaintiffs’ alleged injuries include respiratory infections, skin diseases and certain cancers. In April 2023, the court dismissed the matter for want of prosecution by the plaintiffs. On 24 February 2014, executive members of the PTP (AGAG) Smoke Effect Association (PASEA), sued AGAG by themselves and on behalf of their members (undisclosed number) on grounds similar to those discussed above, as well as economic hardships as a result of constant failure of their crops. In June 2023, the court dismissed the matter for want of prosecution by the plaintiffs.

Litigation - On 27 March 2023, Altius Royalty Corporation (“Altius”) initiated arbitration proceedings in Vancouver, B.C., Canada against AngloGold Ashanti North America Inc. (“AGANA”) regarding the geographic scope of a 1.5 percent net smelter returns royalty. Altius asserts the royalty should be broadly interpreted to cover nearly all claims controlled by AGANA in the Beatty, Nevada mining district, including claims related to the Silicon Project as well as claims recently acquired as part of the Corvus Gold Inc. and Coeur Sterling, Inc. acquisitions. AGANA intends to vigorously defend against Altius’ claims. The parties presently anticipate that the arbitration hearing will be held in the second quarter of 2024. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for AGANA’s obligation in this matter.

Tax claims

For a discussion on tax claims and tax uncertainties refer to note 6.

By order of the Board

M RAMOS A CALDERON             G DORAN
Chairman Chief Executive Officer Chief Financial Officer

25 April 2024
June 2023 Interim report - www.AngloGoldAshanti.com

Dividends

The directors of AngloGold Ashanti Limited (Registration Number 1944/017354/06) declared Dividend No.127 for the six months ended 30 June 2023 as detailed below. In terms of the withholding tax on dividends which became effective on 1 April 2012, the following additional information is disclosed:

Dividends have been declared out of total reserves
Gross dividend declared per ordinary share in South African cents	70.00
Dividends tax rate applicable to shareholders liable to pay the dividend tax	20%
Net dividend in South African cents (where dividend tax at 20% is payable on payment date)	56.00000
The issued ordinary share capital of AngloGold Ashanti at date of declaration is	419,625,244
AngloGold Ashanti’s tax reference number	9640006608

In compliance with the requirements of Strate, given the Company’s primary listing on the JSE, the salient dates for payment of the dividend are as follows:

To holders of ordinary shares

2023
Declaration date	Friday, 4 August
Currency conversion date for Australian dollars and Ghanaian cedis	Monday, 21 August
Last date to trade ordinary shares cum dividend	Tuesday, 22 August
Last date to register transfer of certificated securities cum dividend	Wednesday, 23 August
Ordinary shares trade ex-dividend	Wednesday, 23 August
Record date	Friday, 25 August
Payment date	Friday, 8 September

Dividends in respect of dematerialised shareholdings will be credited to shareholders’ accounts with the relevant CSDP or broker.

To comply, with further requirements of Strate, share certificates may not be dematerialised or rematerialised between Wednesday, 23 August 2023 and Friday, 25 August 2023, both days inclusive. No transfers between South African, Australian and Ghana share registers will be permitted between Monday, 21 August 2023 and Friday, 25 August 2023, both days inclusive.

To holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.

2023
Last date to trade ordinary shares cum dividend	Wednesday, 23 August
Last date to register transfer of certificated securities cum dividend	Wednesday, 23 August
Ordinary shares trade ex-dividend	Thursday, 24 August
Record date	Friday, 25 August
Payment date	Friday, 8 September

To holders of American Depositary Shares (ADS)
Each American Depositary Share represents one ordinary share.

2023
Ex dividend on New York Stock Exchange	Thursday, 24 August
Record date	Friday, 25 August
Approximate date of currency conversion	Friday, 8 September
Approximate payment date of dividend	Monday, 18 September

Assuming an exchange rate of R17.68/$, the gross dividend payable per ADS, which is subject to a 20% South African withholding tax, is equivalent to ca.4 US cents. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share.

2023
Last date to trade and to register GhDSs cum dividend	Wednesday, 23 August
GhDSs trade ex-dividend	Wednesday, 23 August
Record date	Friday, 25 August
Approximate payment date of dividend	Friday, 8 September

Assuming an exchange rate of R1/¢0.5952, the gross dividend payable per share, which is subject to a 20% South African withholding tax, is equivalent to ca.0.41664 Ghanaian cedis. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.
June 2023 Interim report - www.AngloGoldAshanti.com

Non-GAAP disclosure

From time to time AngloGold Ashanti Limited may publicly disclose certain “Non-GAAP” financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.

The financial items “total cash costs net of by-product revenue”, “total cash costs per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs”, “all-in costs per ounce” and “average gold price received per ounce” have been determined using industry guidelines and practices and are not measures under IFRS. An investor should not consider these items in isolation or as alternatives to cost of sales, profit/(loss) applicable to equity shareholders, profit/(loss) before taxation, cash flows from operating activities or any other measure of financial performance presented in accordance with IFRS or as an indicator of the group’s performance. The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.

All-in sustaining costs and all-in costs

During 2018, the World Gold Council (WGC), an industry body, published a revised Guidance Note on “all-in sustaining costs” and “all-in costs” metrics, which gold mining companies can use to supplement their overall Non-GAAP disclosure. The WGC worked closely with its members (including AngloGold Ashanti Limited) to develop these Non-GAAP measures which are intended to provide further transparency into the full cost associated with producing gold. It is expected that these metrics, in particular, the “all-in sustaining cost” and “all-in cost” metrics which we provide herein, will be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining.

“All-in sustaining costs” is a Non-GAAP measure which is an extension of the existing “total cash costs net of by-product revenue” metric and incorporates all costs related to sustaining production and in particular, recognises sustaining capital expenditures associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with Corporate Office structures that support these operations, the community and environmental rehabilitation costs attendant with responsible mining and any exploration and evaluation cost associated with sustaining current operations. “All-in sustaining costs per ounce” is arrived at by dividing the US Dollar value of this cost metric by the ounces of gold sold.

“All-in costs” is a Non-GAAP measure comprising “all-in sustaining costs” including additional costs which reflect the varying costs of producing gold over the life-cycle of a mine including costs incurred at new operations and costs related to growth projects at existing operations, which are expected to increase production. “All-in costs per ounce” is arrived at by dividing the US Dollar value of this cost metric by the ounces of gold sold.

Total cash costs net of by-product revenue

“Total cash costs net of by-product revenue” is calculated in accordance with the guidelines of the Gold Institute industry standard and industry practice and is a Non-GAAP measure. The Gold Institute, which has been incorporated into the National Mining Association, is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which developed a uniform format for reporting total cash costs on a per ounce basis. The guidance was first adopted in 1996 and revised in November 1999.

“Total cash costs net of by-product revenue” as calculated and reported by AngloGold Ashanti Limited include costs for all mining, processing, onsite administration costs, royalties and production taxes, as well as contributions from by-products, but exclude amortisation of tangible, intangible and right of use assets, rehabilitation costs and other non-cash costs, retrenchment costs, corporate administration, marketing and related costs, capital costs and exploration costs. “Total cash costs per ounce” is calculated by dividing attributable total cash costs net of by-product revenue by attributable ounces of gold produced.

Average gold price received per ounce

“Average gold price received per ounce” is a Non-GAAP measure which gives an indication of revenue earned per ounce of gold sold and includes gold income and realised non-hedge derivatives in its calculation and serves as a benchmark of performance against the market spot gold price. This metric is calculated by dividing attributable gold income (“price received”) by attributable ounces of gold sold.

While the Gold Institute provided definitions for the calculation of “total cash costs net of by-product revenue” and the WGC published a Guidance Note on “all-in sustaining costs” and “all-in costs” metrics, the calculation of “total cash costs net of by-product revenue”, “total cash costs per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs” and “all-in costs per ounce” may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, we believe that “total cash costs net of by-product revenue”, “all-in sustaining costs” and “all-in costs” in total by mine and per ounce by mine as well as “average gold price received per ounce” are useful indicators to investors and management as they provide:

•an indication of profitability, efficiency and cash flows;
•the trend in costs as the mining operations mature over time on a consistent basis; and
•an internal benchmark of performance to allow for comparison against other mines, both within the AngloGold Ashanti group and at other gold mining companies.

Management prepares its internal management reporting documentation, for use and decision making by the Chief Operating Decision Maker (CODM), on an attributable basis. The key metrics are based on the attributable ounces, gold income, “total cash costs net of by- product revenue”, “all-in costs” and “all-in sustaining costs” from each operation and as a consequence includes our share of the “total cash costs net of by-product revenue”, “all-in costs” and “all-in sustaining costs” of our joint ventures that are accounted for under the equity method. In a capital intensive industry, this basis allows management to make operating and resource allocation decisions on a comparable basis between mining operations irrespective of whether they are consolidated or accounted for under the equity method. This basis of calculating the metrics,
June 2023 Interim report - www.AngloGoldAshanti.com

where costs should be reported on the same basis as sales (i.e., if sales are reported on an attributable basis, then costs should be reported on an attributable basis), is also consistent with the WGC’s Guidance Note on “all-in sustaining costs” and “all-in costs” metrics.

Although we have shareholder rights and board representation commensurate with our ownership interests in our equity-accounted joint ventures and review the underlying operating results including “total cash costs net of by-product revenue”, “all-in costs” and “all-in sustaining costs” with them at each reporting period, we do not have direct control over their operations or resulting revenue and expenses, nor do we have a proportionate legal interest in each financial statement line item. Our use of “total cash costs net of by-product revenue”, “all-in costs” and “all-in sustaining costs” on an attributable basis, is not intended to imply that we have any such control or proportionate legal interest, but rather to reflect the Non-GAAP measures on a basis consistent with our internal and external segmental reporting.

Reconciliations

A reconciliation of gold income as included in our unaudited condensed consolidated interim financial statements for the six months ended 30 June 2023 to “average gold price received per ounce” for each of the six-month periods ended 30 June 2023 and 2022 and the year ended 31 December 2022 is presented on a total basis in Note A.

A reconciliation of cost of sales as included in our unaudited condensed consolidated interim financial statements for the six months ended 30 June 2023 to “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs”, “all-in costs per ounce”, “total cash costs net of by-product revenue” and “total cash costs per ounce” for each of the six-month periods ended 30 June 2023 and 2022 and the year ended 31 December 2022 is presented on a total and segment basis in Note B. In addition, we have provided detail of the attributable ounces of gold produced and sold by mine for each of those periods below.

June 2023 Interim report - www.AngloGoldAshanti.com

A    Average gold price received per ounce

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2023	2022	2022
US Dollar million	Unaudited	Unaudited	Unaudited

Gold income (note 2)	2,144	2,090	4,388
Realised gain on non-hedge derivatives	1	—	—
Adjusted for non-controlling interests	(50)	(61)	(112)
	2,095	2,029	4,276
Associates and joint ventures’ share of gold income including realised non-hedge derivatives	298	281	596
Attributable gold income including realised non-hedge derivatives	2,393	2,310	4,872

Attributable gold sold - oz (000)	1,246	1,233	2,717
Average gold price received per ounce - $/oz	1,920	1,874	1,793

Rounding of figures may result in computational discrepancies.

June 2023 Interim report - www.AngloGoldAshanti.com

B    Summary of operations by mine

For the six months ended 30 June 2023

Corporate and other
(in $ millions, except as otherwise noted)

Corporate(5)
All-in sustaining costs
Cost of sales per segmental information(4)	1
By-product revenue	—
Cost of sales	1
Realised other commodity contracts	5
Amortisation of tangible, intangible and right of use assets	(2)
Adjusted for decommissioning and inventory amortisation	—
Corporate administration, marketing and related expenses	44
Lease payment sustaining	—
Sustaining exploration and study costs	—
Total sustaining capital expenditure	—
All-in sustaining costs	48
Adjusted for non-controlling interests and non-gold producing companies(1)	—
All-in sustaining costs adjusted for non-controlling interest and non-gold producing companies	48
All-in sustaining costs	48
Non-sustaining project capital expenditure	—
Non-sustaining lease payments	—
Non-sustaining exploration and study costs	—
Care and maintenance	—
Closure and social responsibility costs not related to current operations	3
Other provisions	16
All-in costs	67
Adjusted for non-controlling interests and non-gold producing companies(1)	—
All-in costs adjusted for non-controlling interest and non-gold producing companies	67
Gold sold - oz (000)(2)	—
All-in sustaining cost per ounce - $/oz(3)	—
All-in cost per ounce - $/oz(3)	—

(1) Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only.
(2) Attributable portion.
(3) In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4) Refer to Segmental reporting.
(5) Corporate includes non-gold producing subsidiaries.
Rounding of figures may result in computational discrepancies.
June 2023 Interim report - www.AngloGoldAshanti.com

For the six months ended 30 June 2023

Corporate and other
(in $ millions, except as otherwise noted)

CORPORATE(5)
Total cash costs
Cost of sales per segmental information(4)	1
- By-product revenue	—
- Inventory change	—
- Amortisation of tangible assets	(2)
- Amortisation of right of use assets	—
- Amortisation of intangible assets	—
- Rehabilitation and other non-cash costs	—
- Retrenchment costs	—
Total cash costs net of by-product revenue	(1)
Adjusted for non-controlling interests and non-gold producing companies (1)	—
Total cash costs adjusted for non-controlling interests and non-gold producing companies	(1)
Gold produced - oz (000)(2)	—
Total cash costs per ounce - $/oz(3)	—

June 2023 Interim report - www.AngloGoldAshanti.com

For the six months ended 30 June 2023

Operations Africa
(in $ millions, except as otherwise noted)

	AFRICA			AFRICA
	Kibali	Other	Joint Ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Subsidiaries
All-in sustaining costs
Cost of sales per segmental information(4)	181	—	181	195	157	234	293	—	879
By-product revenue	—	—	—	—	—	(1)	(1)	—	(2)
Cost of sales	181	—	181	195	157	233	292	—	877
Realised other commodity contracts	—	—	—	—	—	—	—	—	—
Amortisation of tangible, intangible and right of use assets	(45)	—	(45)	(66)	(30)	(15)	(41)	—	(152)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	—	—	—	—
Corporate administration, marketing and related expenses	—	—	—	(1)	1	—	—	—	—
Lease payment sustaining	(1)	—	(1)	2	(1)	1	12	—	14
Sustaining exploration and study costs	—	—	—	—	—	3	5	—	8
Total sustaining capital expenditure	28	—	28	43	47	11	57	—	158
All-in sustaining costs	163	—	163	173	174	233	325	—	905
Adjusted for non-controlling interests and non-gold producing companies(1)	—	—	—	—	—	(35)	—	—	(35)
All-in sustaining costs adjusted for non-controlling interest and non-gold producing companies	163	—	163	173	174	198	325	—	870
All-in sustaining costs	163	—	163	173	174	233	325	—	905
Non-sustaining project capital expenditure	16	—	16	27	28	4	19	—	78
Non-sustaining lease payments	—	—	—	—	—	—	1	—	1
Non-sustaining exploration and study costs	—	—	—	1	—	3	4	—	8
Care and maintenance	—	—	—	—	—	—	—	—	—
Closure and social responsibility costs not related to current operations	2	—	2	—	—	—	—	—	—
Other provisions	—	—	—	—	—	—	—	—	—
All-in costs	181	—	181	201	202	240	349	—	992
Adjusted for non-controlling interests and non-gold producing companies(1)	—	—	—	—	—	(36)	—	—	(36)
All-in costs adjusted for non-controlling interest and non-gold producing companies	181	—	181	201	202	204	349	—	956
Gold sold - oz (000)(2)	154	—	154	124	125	114	226	—	589
All-in sustaining cost per ounce - $/oz(3)	1,060	—	1,060	1,396	1,392	1,747	1,436	—	1,477
All-in cost per ounce - $/oz(3)	1,174	—	1,180	1,618	1,613	1,798	1,544	—	1,623
June 2023 Interim report - www.AngloGoldAshanti.com

For the six months ended 30 June 2023

Operations Africa
(in $ millions, except as otherwise noted)
	AFRICA			AFRICA
	Kibali	Other	Joint Ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Subsidiaries
Total cash costs
Cost of sales per segmental information(4)	181	—	181	195	157	234	293	—	879
- By-product revenue	—	—	—	—	—	(1)	(1)	—	(2)
- Inventory change	(1)	—	(1)	(9)	(5)	(8)	(10)	—	(32)
- Amortisation of tangible assets	(44)	—	(44)	(64)	(30)	(15)	(29)	—	(138)
- Amortisation of right of use assets	(1)	—	(1)	(2)	—	—	(12)	—	(14)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	(2)	—	(2)	(1)	(3)	(2)	(1)	—	(7)
- Retrenchment costs	—	—	—	—	—	—	—	—	—
Total cash costs net of by-product revenue	133	—	133	119	119	208	240	—	686
Adjusted for non-controlling interests and non-gold producing companies(1)	—	—	—	—	—	(31)	—	—	(31)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	133	—	133	119	119	177	240	—	655
Gold produced - oz (000)(2)	151	—	151	118	117	110	217	—	562
Total cash costs per ounce - $/oz(3)	880	—	880	1,004	1,020	1,621	1,107	—	1,166
June 2023 Interim report - www.AngloGoldAshanti.com

For the six months ended 30 June 2023

Operations Australia, Americas and Projects
(in $ millions, except as otherwise noted)

	AUSTRALIA				AMERICAS					PROJECTS
	Sunrise Dam	Tropicana	Australia other	Total Australia	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Total Americas
All-in sustaining costs
Cost of sales per segmental information(4)	196	202	16	414	151	222	80	2	455	—
By-product revenue	(1)	(1)	—	(2)	(37)	(1)	—	—	(38)	—
Cost of sales	195	201	16	412	114	221	80	2	417	—
Realised other commodity contracts	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible, intangible and right of use assets	(25)	(40)	(1)	(66)	(19)	(42)	(19)	—	(80)	—
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	7	—	—	7	—
Corporate administration, marketing and related expenses	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	6	5	1	12	—	18	3	—	21	—
Sustaining exploration and study costs	2	—	—	2	4	—	—	—	4	1
Total sustaining capital expenditure	22	21	—	43	33	74	27	—	134	—
All-in sustaining costs	200	187	16	403	132	278	91	2	503	1
Adjusted for non-controlling interests and non-gold producing companies(1)	—	—	—	—	(10)	—	—	—	(10)	—
All-in sustaining costs adjusted for non-controlling interest and non-gold producing companies	200	187	16	403	122	278	91	2	493	1
All-in sustaining costs	200	187	16	403	132	278	91	2	503	1
Non-sustaining project capital expenditure	—	30	—	30	—	—	—	—	—	10
Non-sustaining lease payments	—	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	1	3	9	13	4	2	1	—	7	70
Care and maintenance	—	—	—	—	—	—	—	—	—	2
Closure and social responsibility costs not related to current operations	—	—	—	—	—	49	5	—	54	—
Other provisions	—	—	—	—	—	—	—	—	—	—
All-in costs	201	220	25	446	136	329	97	2	564	83
Adjusted for non-controlling interests and non-gold producing companies(1)	—	—	—	—	(10)	—	—	—	(10)	—
All-in costs adjusted for non-controlling interest and non-gold producing companies	201	220	25	446	126	329	97	2	554	83
Gold sold - oz (000)(2)	129	137	—	266	76	123	38	—	237	—
All-in sustaining cost per ounce - $/oz(3)	1,541	1,363	—	1,510	1,607	2,252	2,432	—	2,079	—
All-in cost per ounce - $/oz(3)	1,553	1,608	—	1,675	1,649	2,663	2,587	—	2,335	—
June 2023 Interim report - www.AngloGoldAshanti.com

For the six months ended 30 June 2023

Operations Australia, Americas and Projects
(in $ millions, except as otherwise noted)

	AUSTRALIA				AMERICAS					PROJECTS
	Sunrise Dam	Tropicana	Australia other	Total Australia	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Total Americas
Total cash costs
Cost of sales per segmental information(4)	196	202	16	414	151	222	80	2	455	—
- By-product revenue	(1)	(1)	—	(2)	(37)	(1)	—	—	(38)	—
- Inventory change	(5)	3	—	(2)	3	13	—	—	16	—
- Amortisation of tangible assets	(20)	(36)	—	(56)	(19)	(30)	(16)	—	(65)	—
- Amortisation of right of use assets	(5)	(4)	(1)	(10)	—	(12)	(3)	—	(15)	—
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	1	(1)	—	—	(2)	(3)	—	(1)	(6)	—
- Retrenchment costs	—	—	—	—	—	(1)	(1)	—	(2)	—
Total cash costs net of by-product revenue	166	163	15	344	96	188	60	1	345	—
Adjusted for non-controlling interests and non-gold producing companies(1)	—	—	—	—	(7)	—	—	—	(7)	—
Total cash costs adjusted for non-controlling interests and non-gold producing companies	166	163	15	344	89	188	60	1	338	—
Gold produced - oz (000)(2)	127	138	—	265	79	142	37	—	258	—
Total cash costs per ounce - $/oz(3)	1,304	1,182	—	1,296	1,128	1,330	1,620	—	1,313	—

June 2023 Interim report - www.AngloGoldAshanti.com

For the six months ended 30 June 2023

AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES
All-in sustaining costs

Cost of sales per segmental information(4)	181	1,749
By-product revenue	—	(42)
Cost of sales	181	1,707
Realised other commodity contracts	—	5
Amortisation of tangible, intangible and right of use assets	(45)	(300)
Adjusted for decommissioning and inventory amortisation	—	7
Corporate administration, marketing and related expenses	—	44
Lease payment sustaining	(1)	47
Sustaining exploration and study costs	—	15
Total sustaining capital expenditure	28	335
All-in sustaining costs	163	1,860
Adjusted for non-controlling interests and non-gold producing companies(1)	—	(45)
All-in sustaining costs adjusted for non-controlling interest and non-gold producing companies	163	1,815
All-in sustaining costs	163	1,860
Non-sustaining project capital expenditure	16	118
Non-sustaining lease payments	—	1
Non-sustaining exploration and study costs	—	98
Care and maintenance	—	2
Closure and social responsibility costs not related to current operations	2	57
Other provisions	—	16
All-in costs	181	2,152
Adjusted for non-controlling interests and non-gold producing companies(1)	—	(46)
All-in costs adjusted for non-controlling interests and non-gold producing companies	181	2,106
Gold sold - oz (000)(2)	154	1,092
All-in sustaining cost per ounce - $/oz(3)	1,060	1,661
All-in cost per ounce - $/oz(3)	1,180	1,927

June 2023 Interim report - www.AngloGoldAshanti.com

For the six months ended 30 June 2023

AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES
Total cash costs
Cost of sales per segmental information(4)	181	1,749
- By-product revenue	—	(42)
- Inventory change	(1)	(18)
- Amortisation of tangible assets	(44)	(261)
- Amortisation of right of use assets	(1)	(39)
- Amortisation of intangible assets	—	—
- Rehabilitation and other non-cash costs	(2)	(13)
- Retrenchment costs	—	(2)
Total cash costs net of by-product revenue	133	1,374
Adjusted for non-controlling interests and non-gold producing companies(1)	—	(38)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	133	1,336
Gold produced - oz (000)(2)	151	1,085
Total cash costs per ounce - $/oz(3)	880	1,232

June 2023 Interim report - www.AngloGoldAshanti.com

For the six months ended 30 June 2022

Corporate and other
(in $ millions, except as otherwise noted)

CORPORATE(5)
All-in sustaining costs
Cost of sales per segmental information(4)	—
By-product revenue	—
Cost of sales	—
Amortisation of tangible, intangible and right of use assets	(2)
Adjusted for decommissioning and inventory amortisation	—
Corporate administration, marketing and related expenses	42
Lease payment sustaining	1
Sustaining exploration and study costs	—
Total sustaining capital expenditure	1
All-in sustaining costs	42
Adjusted for non-controlling interests and non-gold producing companies(1)	—
All-in sustaining costs adjusted for non-controlling interest and non-gold producing companies	42
All-in sustaining costs	42
Non-sustaining project capital expenditure	—
Non-sustaining lease payments	—
Non-sustaining exploration and study costs	—
Care and maintenance	—
Closure and social responsibility costs not related to current operations	4
Other provisions	—
All-in costs	46
Adjusted for non-controlling interests and non-gold producing companies(1)	—
All-in costs adjusted for non-controlling interests and non-gold producing companies	46
Gold sold - oz (000)(2)	—
All-in sustaining cost per ounce - $/oz(3)	—
All-in cost per ounce - $/oz(3)	—

(1) Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only.
(2) Attributable portion.
(3) In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4) Refer to Segmental reporting.
(5) Corporate includes non-gold producing subsidiaries.
Rounding of figures may result in computational discrepancies.

June 2023 Interim report - www.AngloGoldAshanti.com

For the six months ended 30 June 2022

Corporate and other
(in $ millions, except as otherwise noted)

CORPORATE(5)
Total cash costs
Cost of sales per segmental information(4)	—
- By-product revenue	—
- Inventory change	—
- Amortisation of tangible assets	(1)
- Amortisation of right of use assets	(1)
- Amortisation of intangible assets	—
- Rehabilitation and other non-cash costs	—
- Retrenchment costs	—
Total cash costs net of by-product revenue	(2)
Adjusted for non-controlling interests and non-gold producing companies(1)	—
Total cash costs adjusted for non-controlling interests and non-gold producing companies	(2)
Gold produced - oz (000) (2)	—
Total cash costs per ounce - $/oz (3)	—

June 2023 Interim report - www.AngloGoldAshanti.com

For the six months ended 30 June 2022

Operations Africa
(in $ millions, except as otherwise noted)

	AFRICA			AFRICA
	Kibali	Other	Joint Ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Subsidiaries
All-in sustaining costs
Cost of sales per segmental information(4)	163	—	163	153	115	240	268	—	776
By-product revenue	(1)	—	(1)	—	(1)	—	(1)	—	(2)
Cost of sales	162	—	162	153	114	240	267	—	774
Amortisation of tangible, intangible and right of use assets	(45)	—	(45)	(32)	(16)	(27)	(45)	—	(120)
Adjusted for decommissioning and inventory amortisation	1	—	1	—	—	—	—	—	—
Corporate administration, marketing and related expenses	—	—	—	—	—	—	—	—	—
Lease payment sustaining	3	—	3	2	—	—	10	—	12
Sustaining exploration and study costs	—	—	—	1	(1)	3	5	—	8
Total sustaining capital expenditure	30	—	30	35	34	10	31	—	110
All-in sustaining costs	151	—	151	159	131	226	268	—	784
Adjusted for non-controlling interests and non-gold producing companies (1)	—	—	—	—	—	(34)	—	—	(34)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	151	—	151	159	131	192	268	—	750
All-in sustaining costs	151	—	151	159	131	226	268	—	784
Non-sustaining project capital expenditure	8	—	8	18	30	1	20	—	69
Non-sustaining lease payments	—	—	—	—	—	—	2	—	2
Non-sustaining exploration and study costs	3	—	3	1	—	2	3	—	6
Care and maintenance	—	—	—	—	—	—	—	—	—
Closure and social responsibility costs not related to current operations	—	1	1	—	(9)	—	—	—	(9)
Other provisions	—	—	—	—	—	—	—	—	—
All-in costs	162	1	163	178	152	229	293	—	852
Adjusted for non-controlling interests and non-gold producing companies (1)	—	—	—	—	—	(34)	—	—	(34)
All-in costs adjusted for non-controlling interests and non-gold producing companies	162	1	163	178	152	195	293	—	818
Gold sold - oz (000)(2)	150	—	150	120	88	145	211	—	564
All-in sustaining cost per ounce - $/oz(3)	1,003	—	1,003	1,329	1,495	1,324	1,270	—	1,331
All-in cost per ounce - $/oz(3)	1,077	—	1,082	1,488	1,736	1,341	1,384	—	1,450

June 2023 Interim report - www.AngloGoldAshanti.com

For the six months ended 30 June 2022

Operations Africa
(in $ millions, except as otherwise noted)
	AFRICA			AFRICA
	Kibali	Other	Joint Ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Subsidiaries
Total cash costs
Cost of sales per segmental information(4)	163	—	163	153	115	240	268	—	776
- By-product revenue	(1)	—	(1)	—	(1)	—	(1)	—	(2)
- Inventory change	5	—	5	(5)	3	(5)	(4)	—	(11)
- Amortisation of tangible assets	(44)	—	(44)	(30)	(15)	(26)	(33)	—	(104)
- Amortisation of right of use assets	(1)	—	(1)	(2)	—	(1)	(12)	—	(15)
- Amortisation of intangible assets	—	—	—	—	(1)	—	—	—	(1)
- Rehabilitation and other non-cash costs	(3)	—	(3)	2	(2)	(2)	(1)	—	(3)
- Retrenchment costs	—	—	—	—	—	—	—	—	—
Total cash costs net of by-product revenue	119	—	119	118	99	206	217	—	640
Adjusted for non-controlling interests and non-gold producing companies(1)	—	—	—	—	—	(31)	—	—	(31)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	119	—	119	118	99	175	217	—	609
Gold produced - oz (000) (2)	157	—	157	115	91	142	207	—	555
Total cash costs per ounce - $/oz(3)	756	—	756	1,028	1,102	1,232	1,046	—	1,099

June 2023 Interim report - www.AngloGoldAshanti.com

For the six months ended 30 June 2022

Operations Australia, Americas and Projects
(in $ millions, except as otherwise noted)

	AUSTRALIA				AMERICAS					PROJECTS
	Sunrise Dam	Tropicana	Australia other	Total Australia	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Total Americas
All-in sustaining costs
Cost of sales per segmental information(4)	185	180	15	380	135	223	79	2	439	—
By-product revenue	(1)	(1)	—	(2)	(44)	(17)	—	—	(61)	—
Cost of sales	184	179	15	378	91	206	79	2	378	—
Amortisation of tangible, intangible and right of use assets	(26)	(50)	(1)	(77)	(17)	(51)	(20)	—	(88)	—
Adjusted for decommissioning and inventory amortisation	1	—	—	1	1	—	(1)	—	—	—
Corporate administration, marketing and related expenses	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	6	6	1	13	—	15	2	—	17	—
Sustaining exploration and study costs	—	—	—	—	1	—	—	—	1	—
Total sustaining capital expenditure	20	15	—	35	21	104	29	—	154	—
All-in sustaining costs	185	150	15	350	97	274	89	2	462	—
Adjusted for non-controlling interests and non-gold producing companies(1)	—	—	—	—	(7)	—	—	—	(7)	—
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	185	150	15	350	90	274	89	2	455	—
All-in sustaining costs	185	150	15	350	97	274	89	2	462	—
Non-sustaining project capital expenditure	—	58	—	58	—	—	—	—	—	7
Non-sustaining lease payments	—	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	10	2	8	20	—	4	1	—	5	44
Care and maintenance	—	—	—	—	—	—	—	—	—	—
Closure and social responsibility costs not related to current operations	—	—	—	—	—	10	—	—	10	—
Other provisions	—	—	—	—	—	—	—	—	—	—
All-in costs	195	210	23	428	97	288	90	2	477	51
Adjusted for non-controlling interests and non-gold producing companies(1)	—	—	—	—	(7)	—	—	—	(7)	—
All-in costs adjusted for non-controlling interests and non-gold producing companies	195	210	23	428	90	288	90	2	470	51
Gold sold - oz (000)(2)	116	138	—	254	83	142	40	—	265	—
All-in sustaining cost per ounce - $/oz(3)	1,589	1,087	—	1,375	1,093	1,931	2,223	—	1,714	—
All-in cost per ounce - $/oz(3)	1,671	1,523	—	1,683	1,093	2,027	2,252	—	1,772	—

June 2023 Interim report - www.AngloGoldAshanti.com

For the six months ended 30 June 2022

Operations Australia, Americas and Projects
(in $ millions, except as otherwise noted)

	AUSTRALIA				AMERICAS					PROJECTS
	Sunrise Dam	Tropicana	Australia other	Total Australia	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Total Americas
Total cash costs
Cost of sales per segmental information(4)	185	180	15	380	135	223	79	2	439	—
- By-product revenue	(1)	(1)	—	(2)	(44)	(17)	—	—	(61)	—
- Inventory change	2	1	—	3	—	1	(1)	—	—	—
- Amortisation of tangible assets	(21)	(46)	—	(67)	(17)	(37)	(19)	—	(73)	—
- Amortisation of right of use assets	(5)	(4)	(1)	(10)	—	(14)	(1)	—	(15)	—
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	1	2	—	3	2	2	—	—	4	—
- Retrenchment costs	—	—	(1)	(1)	(1)	(1)	(1)	—	(3)	—
Total cash costs net of by-product revenue	161	132	13	306	75	157	57	2	291	—
Adjusted for non-controlling interests and non-gold producing companies(1)	—	—	—	—	(6)	—	—	—	(6)	—
Total cash costs adjusted for non-controlling interests and non-gold producing companies	161	132	13	306	69	157	57	2	285	—
Gold produced - oz (000)(2)	117	137	—	254	84	144	39	—	267	—
Total cash costs per ounce - $/oz(3)	1,377	959	—	1,204	829	1,082	1,466	—	1,062	—

June 2023 Interim report - www.AngloGoldAshanti.com

For the six months ended 30 June 2022

AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES
All-in sustaining costs
Cost of sales per segmental information(4)	163	1,595
By-product revenue	(1)	(65)
Cost of sales	162	1,530
Amortisation of tangible, intangible and right of use assets	(45)	(287)
Adjusted for decommissioning and inventory amortisation	1	1
Corporate administration, marketing and related expenses	—	42
Lease payment sustaining	3	43
Sustaining exploration and study costs	—	9
Total sustaining capital expenditure	30	300
All-in sustaining costs	151	1,638
Adjusted for non-controlling interests and non-gold producing companies(1)	—	(41)
All-in costs adjusted for non-controlling interests and non-gold producing companies	151	1,597
All-in sustaining costs	151	1,638
Non-sustaining project capital expenditure	8	134
Non-sustaining lease payments	—	2
Non-sustaining exploration and study costs	3	75
Care and maintenance	—	—
Closure and social responsibility costs not related to current operations	1	5
Other provisions	—	—
All-in costs	163	1,854
Adjusted for non-controlling interests and non-gold producing companies(1)	—	(41)
All-in costs adjusted for non-controlling interests and non-gold producing companies	163	1,813
Gold sold - oz (000)(2)	150	1,083
All-in sustaining cost per ounce - $/oz(3)	1,003	1,475
All-in cost per ounce - $/oz(3)	1,082	1,675

June 2023 Interim report - www.AngloGoldAshanti.com

For the six months ended 30 June 2022

AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES
Total cash costs
Cost of sales per segmental information(4)	163	1,595
- By-product revenue	(1)	(65)
- Inventory change	5	(8)
- Amortisation of tangible assets	(44)	(245)
- Amortisation of right of use assets	(1)	(41)
- Amortisation of intangible assets	—	(1)
- Rehabilitation and other non-cash costs	(3)	4
- Retrenchment costs	—	(4)
Total cash costs net of by-product revenue	119	1,235
Adjusted for non-controlling interests and non-gold producing companies(1)	—	(37)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	119	1,198
Gold produced - oz (000)(2)	157	1,076
Total cash costs per ounce - $/oz(3)	756	1,114

June 2023 Interim report - www.AngloGoldAshanti.com

For the year ended 31 December 2022

Corporate and other
(in $ millions, except as otherwise noted)

CORPORATE(5)
All-in sustaining costs
Cost of sales per segmental information(4)	4
By-product revenue	—
Cost of sales	4
Amortisation of tangible, intangible and right of use assets	(4)
Adjusted for decommissioning and inventory amortisation	—
Corporate administration, marketing and related expenses	79
Lease payment sustaining	2
Sustaining exploration and study costs	—
Total sustaining capital expenditure	1
All-in sustaining costs	82
Adjusted for non-controlling interests and non-gold producing companies(1)	—
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	82
All-in sustaining costs	82
Non-sustaining project capital expenditure	—
Non-sustaining lease payments	—
Non-sustaining exploration and study costs	—
Care and maintenance	—
Closure and social responsibility costs not related to current operations	7
Other provisions	14
All-in costs	103
Adjusted for non-controlling interests and non-gold producing companies(1)	—
All-in costs adjusted for non-controlling interests and non-gold producing companies	103
Gold sold - oz (000)(2)	—
All-in sustaining cost per ounce - $/oz(3)	—
All-in cost per ounce - $/oz(3)	—

(1) Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only.
(2) Attributable portion.
(3) In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4) Refer to Segmental reporting.
(5) Corporate includes non-gold producing subsidiaries.
Rounding of figures may result in computational discrepancies.
June 2023 Interim report - www.AngloGoldAshanti.com

For the year ended 31 December 2022

Corporate and other
(in $ millions, except as otherwise noted)

CORPORATE(5)
Total cash costs
Cost of sales per segmental information(4)	4
- By-product revenue	—
- Inventory change	—
- Amortisation of tangible assets	(3)
- Amortisation of right of use assets	(1)
- Amortisation of intangible assets	—
- Rehabilitation and other non-cash costs	—
- Retrenchment costs	—
Total cash costs net of by-product revenue	—
Adjusted for non-controlling interests and non-gold producing companies(1)	—
Total cash costs adjusted for non-controlling interests and non-gold producing companies	—
Gold produced - oz (000) (2)	—
Total cash costs per ounce - $/oz(3)	—

June 2023 Interim report - www.AngloGoldAshanti.com

For the year ended 31 December 2022

Operations Africa
(in $ millions, except as otherwise noted)

	AFRICA			AFRICA
	Kibali	Other	Joint Ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Subsidiaries
All-in sustaining costs
Cost of sales per segmental information(4)	342	—	342	314	266	492	594	—	1,666
By-product revenue	(1)	—	(1)	(1)	(1)	—	(1)	—	(3)
Cost of sales	341	—	341	313	265	492	593	—	1,663
Amortisation of tangible, intangible and right of use assets	(95)	—	(95)	(80)	(40)	(54)	(102)	—	(276)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	—	—	—	—
Corporate administration, marketing and related expenses	—	—	—	—	—	—	—	—	—
Lease payment sustaining	8	—	8	4	—	1	22	—	27
Sustaining exploration and study costs	—	—	—	2	—	5	8	—	15
Total sustaining capital expenditure	71	—	71	81	79	23	111	—	294
All-in sustaining costs	325	—	325	320	304	467	632	—	1,723
Adjusted for non-controlling interests and non-gold producing companies(1)	—	—	—	—	—	(70)	—	—	(70)
All-in sustaining costs adjusted for non-controlling interest and non-gold producing companies	325	—	325	320	304	397	632	—	1,653
All-in sustaining costs	325	—	325	320	304	467	632	—	1,723
Non-sustaining project capital expenditure	19	—	19	65	80	4	43	—	192
Non-sustaining lease payments	—	—	—	—	—	—	3	—	3
Non-sustaining exploration and study costs	2	—	2	1	—	7	5	—	13
Care and maintenance	—	—	—	—	—	—	—	—	—
Closure and social responsibility costs not related to current operations	10	1	11	1	(23)	—	—	—	(22)
Other provisions	—	—	—	—	—	—	—	—	—
All-in costs	356	1	357	387	361	478	683	—	1,909
Adjusted for non-controlling interests and non-gold producing companies(1)	—	—	—	—	—	(72)	—	—	(72)
All-in costs adjusted for non-controlling interest and non-gold producing companies	356	1	357	387	361	406	683	—	1,837
Gold sold - oz (000)(2)	332	—	332	247	241	278	515	—	1,281
All-in sustaining cost per ounce - $/oz(3)	979	—	979	1,299	1,264	1,428	1,227	—	1,291
All-in cost per ounce - $/oz(3)	1,072	—	1,075	1,570	1,499	1,461	1,325	—	1,434

June 2023 Interim report - www.AngloGoldAshanti.com

For the year ended 31 December 2022

Operations Africa
(in $ millions, except as otherwise noted)
	AFRICA			AFRICA
	Kibali	Other	Joint Ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Subsidiaries
Total cash costs
Cost of sales per segmental information(4)	342	—	342	314	266	492	594	—	1,666
- By-product revenue	(1)	—	(1)	(1)	(1)	—	(1)	—	(3)
- Inventory change	3	—	3	3	6	4	7	(1)	19
- Amortisation of tangible assets	(93)	—	(93)	(77)	(39)	(53)	(77)	—	(246)
- Amortisation of right of use assets	(2)	—	(2)	(3)	—	(1)	(25)	—	(29)
- Amortisation of intangible assets	—	—	—	—	(1)	—	—	—	(1)
- Rehabilitation and other non-cash costs	(4)	—	(4)	4	(2)	(8)	(7)	—	(13)
- Retrenchment costs	—	—	—	—	—	—	—	—	—
Total cash costs net of by-product revenue	245	—	245	240	229	434	491	(1)	1,393
Adjusted for non-controlling interests and non-gold producing companies(1)	—	—	—	—	—	(65)	—	—	(65)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	245	—	245	240	229	369	491	(1)	1,328
Gold produced - oz (000) (2)	337	—	337	248	250	279	521	—	1,298
Total cash costs per ounce - $/oz(3)	725	—	725	970	914	1,319	944	—	1,023

June 2023 Interim report - www.AngloGoldAshanti.com

For the year ended 31 December 2022

Operations Australia, Americas and Projects
(in $ millions, except as otherwise noted)

	AUSTRALIA				AMERICAS					PROJECTS
	Sunrise Dam	Tropicana	Australia other	Total Australia	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Total Americas
All-in sustaining costs
Cost of sales per segmental information(4)	371	382	30	783	273	477	162	1	913	—
By-product revenue	(1)	(3)	—	(4)	(75)	(31)	—	—	(106)	—
Cost of sales	370	379	30	779	198	446	162	1	807	—
Amortisation of tangible, intangible and right of use assets	(54)	(117)	(1)	(172)	(39)	(106)	(40)	—	(185)	—
Adjusted for decommissioning and inventory amortisation	—	1	—	1	6	—	(1)	—	5	—
Corporate administration, marketing and related expenses	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	12	11	1	24	—	32	4	—	36	1
Sustaining exploration and study costs	1	1	—	2	3	1	—	—	4	—
Total sustaining capital expenditure	50	41	—	91	66	199	57	—	322	—
All-in sustaining costs	379	316	30	725	234	572	182	1	989	1
Adjusted for non-controlling interests and non-gold producing companies(1)	—	—	—	—	(18)	—	—	—	(18)	—
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	379	316	30	725	216	572	182	1	971	1
All-in sustaining costs	379	316	30	725	234	572	182	1	989	1
Non-sustaining project capital expenditure	—	111	—	111	—	—	—	—	—	17
Non-sustaining lease payments	—	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	18	6	19	43	1	9	3	1	14	113
Care and maintenance	—	—	—	—	—	—	—	—	—	—
Closure and social responsibility costs not related to current operations	—	—	—	—	—	16	2	—	18	—
Other provisions	—	—	—	—	—	—	—	—	—	—
All-in costs	397	433	49	879	235	597	187	2	1,021	131
Adjusted for non-controlling interests and non-gold producing companies(1)	—	—	—	—	(18)	—	—	—	(18)	—
All-in costs adjusted for non-controlling interests and non-gold producing companies	397	433	49	879	217	597	187	2	1,003	131
Gold sold - oz (000)(2)	228	311	—	539	166	310	89	—	565	—
All-in sustaining cost per ounce - $/oz(3)	1,666	1,014	—	1,345	1,301	1,841	2,053	—	1,718	—
All-in cost per ounce - $/oz(3)	1,746	1,391	—	1,631	1,309	1,923	2,102	—	1,775	—

June 2023 Interim report - www.AngloGoldAshanti.com

For the year ended 31 December 2022

Operations Australia, Americas and Projects
(in $ millions, except as otherwise noted)

	AUSTRALIA				AMERICAS					PROJECTS
	Sunrise Dam	Tropicana	Australia other	Total Australia	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Total Americas
Total cash costs
Cost of sales per segmental information(4)	371	382	30	783	273	477	162	1	913	—
- By-product revenue	(1)	(3)	—	(4)	(75)	(31)	—	—	(106)	—
- Inventory change	8	(5)	—	3	9	1	(1)	(1)	8	—
- Amortisation of tangible assets	(43)	(109)	—	(152)	(39)	(79)	(36)	—	(154)	—
- Amortisation of right of use assets	(11)	(8)	(1)	(20)	—	(27)	(4)	—	(31)	—
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	2	12	(1)	13	2	(1)	(1)	—	—	—
- Retrenchment costs	—	—	(1)	(1)	(2)	(2)	(1)	—	(5)	—
Total cash costs net of by-product revenue	326	269	27	622	168	338	119	—	625	—
Adjusted for non-controlling interests and non-gold producing companies(1)	—	—	—	—	(13)	—	—	—	(13)	—
Total cash costs adjusted for non-controlling interests and non-gold producing companies	326	269	27	622	155	338	119	—	612	—
Gold produced - oz (000)(2)	232	306	—	538	170	311	88	—	569	—
Total cash costs per ounce - $/oz(3)	1,402	881	—	1,157	913	1,088	1,355	—	1,078	—

June 2023 Interim report - www.AngloGoldAshanti.com

For the year ended 31 December 2022

AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES
All-in sustaining costs

Cost of sales per segmental information(4)	342	3,366
By-product revenue	(1)	(113)
Cost of sales	341	3,253
Amortisation of tangible, intangible and right of use assets	(95)	(637)
Adjusted for decommissioning and inventory amortisation	—	6
Corporate administration, marketing and related expenses	—	79
Lease payment sustaining	8	90
Sustaining exploration and study costs	—	21
Total sustaining capital expenditure	71	708
All-in sustaining costs	325	3,520
Adjusted for non-controlling interests and non-gold producing companies(1)	—	(88)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	325	3,432
All-in sustaining costs	325	3,520
Non-sustaining project capital expenditure	19	320
Non-sustaining lease payments	—	3
Non-sustaining exploration and study costs	2	183
Care and maintenance	—	—
Closure and social responsibility costs not related to current operations	11	3
Other provisions	—	14
All-in costs	357	4,043
Adjusted for non-controlling interests and non-gold producing companies(1)	—	(90)
All-in costs adjusted for non-controlling interests and non-gold producing companies	357	3,953
Gold sold - oz (000)(2)	332	2,385
All-in sustaining cost per ounce - $/oz(3)	979	1,439
All-in cost per ounce - $/oz(3)	1,075	1,658

June 2023 Interim report - www.AngloGoldAshanti.com

For the year ended 31 December 2022

AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES
Total cash costs
Cost of sales per segmental information(4)	342	3,366
- By-product revenue	(1)	(113)
- Inventory change	3	30
- Amortisation of tangible assets	(93)	(555)
- Amortisation of right of use assets	(2)	(81)
- Amortisation of intangible assets	—	(1)
- Rehabilitation and other non-cash costs	(4)	—
- Retrenchment costs	—	(6)
Total cash costs net of by-product revenue	245	2,640
Adjusted for non-controlling interests and non-gold producing companies(1)	—	(78)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	245	2,562
Gold produced - oz (000)(2)	337	2,405
Total cash costs per ounce - $/oz(3)	725	1,066

June 2023 Interim report - www.AngloGoldAshanti.com

Other information - Exchange rates

	Jun	Jun	Dec
	2023	2022	2022
	Unaudited	Unaudited	Unaudited

ZAR/USD average for the year to date	18.21	15.40	16.37
ZAR/USD closing	18.83	16.27	17.00

AUD/USD average for the year to date	1.48	1.39	1.44
AUD/USD closing	1.50	1.45	1.47

BRL/USD average for the year to date	5.07	5.07	5.16
BRL/USD closing	4.82	5.24	5.22

ARS/USD average for the year to date	212.58	112.40	130.87
ARS/USD closing	256.68	125.22	177.13

June 2023 Interim report - www.AngloGoldAshanti.com

Administration and corporate information

AngloGold Ashanti plc
Incorporated in England & Wales
Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96

Share codes:
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE: AU
JSE: ANG
A2X: ANG
GhSE (Shares): AGA
GhSE (GhDS): AAD

JSE Sponsor:
The Standard Bank of South Africa Limited

Auditors: PricewaterhouseCoopers Inc.

Offices
Registered and Corporate
4th Floor, Communications House
South Street
Staines-upon-Thames
Surrey TW18 4PR
United Kingdom
Telephone: +44 (0) 203 968 3320
Fax: +44 (0) 203 968 3325

Australia
Level 10, AMP Building,
140 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

Directors
Executive
A Calderon▲ (Chief Executive Officer)
GA Doran▲ (Chief Financial Officer)

Non-Executive
MDC Ramos^ (Chairman)
KOF Busia△
AM Ferguson*
AH Garner#
R Gasant^
SP Lawson#
J Magie§
MC Richter#~
DL Sands#
JE Tilk§

* British § Canadian #American ▲Australian
~Panamanian ^South African △Ghanaian

Officers
C Stead
Company Secretary

Company secretarial e-mail
Companysecretary@anglogoldashanti.com

Investor Relations contacts
Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: yrchowthee@anglogoldashanti.com

Andrea Maxey
Telephone: +61 08 9425 4603
Mobile: +61 400 072 199
E-mail: amaxey@anglogoldashanti.com

AngloGold Ashanti website
www.anglogoldashanti.com

AngloGold Ashanti posts information that may be important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated periodically. AngloGold Ashanti intends to use its website as a means of disclosing material non-public information to the public in a broad, non-exclusionary manner and for complying with its disclosure obligations. Accordingly, investors should visit this website regularly to obtain important information about AngloGold Ashanti, in addition to following its press releases, documents it files with, or furnishes to, the United States Securities and Exchange Commission (SEC) and public conference calls and webcasts. No material on the AngloGold Ashanti website forms any part of, or is incorporated by reference into, this document. References herein to the AngloGold Ashanti website shall not be deemed to cause such incorporation.

PUBLISHED BY ANGLOGOLD ASHANTI

Share Registrars

United States
Computershare Trust Company, N.A.
150 Royall Street
Suite 101
Canton, MA 02021
United States of America
Telephone US: 866-644-4127
Telephone non-US: +1-781-575-2000
Shareholder Online Inquiries:
https://www-us.computershare.com/Investor/#Contact
Website: www.computershare.com/investor

South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website: www.computershare.com

Ghana
Central Securities Depository (GH) LTD
4th Floor, Cedi House
PMB CT 465, Cantonments
Accra, Ghana
Telephone: +233 302 689313
Fax: +233 302 689315

Ghana depositary
NTHC Limited
18 Gamel Abdul Nasser Avenue
Ringway Estate
Accra, Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

Forward-looking statements
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures, the consequences of the COVID-19 pandemic and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s financial reports, operations, economic performance and financial condition. These forward-looking statements or forecasts are not limited to historical facts, but rather reflect our current beliefs and expectations concerning future events and generally may be identified by the use of forward-looking words, phrases and expressions such as “believe”, “expect”, “aim”, “anticipate”, “intend”, “foresee”, “forecast”, “predict”, “project”, “estimate”, “likely”, “may”, “might”, “could”, “should”, “would”, “seek”, “plan”, “scheduled”, “possible”, “continue”, “potential”, “outlook”, “target” or other similar words, phrases, and expressions; provided that the absence thereof does not mean that a statement is not forward-looking. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from the anticipated results, performance, actions or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results, performance, actions or achievements could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), the failure to maintain effective internal control over financial reporting or effective disclosure controls and procedures, the inability to remediate one or more material weaknesses, or the discovery of additional material weaknesses, in the Company’s internal control over financial reporting, and other business and operational risks and challenges and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2023 filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on AngloGold Ashanti’s future results, performance, actions or achievements. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.
June 2023 Interim report - www.AngloGoldAshanti.com

Exhibits to Form 6-K

Exhibit Number	Description	Remarks

Exhibit 22	Subsidiary Issuer of Guaranteed Securities	Filed herewith

June 2023 Interim report - www.AngloGoldAshanti.com

Exhibit 22

SUBSIDIARY ISSUER OF GUARANTEED SECURITIES

As of 30 June 2023, AngloGold Ashanti Limited (the “Guarantor”) fully and unconditionally guaranteed the following registered debt securities issued by AngloGold Ashanti Holdings plc, a direct wholly-owned subsidiary of the Guarantor:

Name of Subsidiary Issuer	Incorporation	Description of Registered Notes
AngloGold Ashanti Holdings plc	Isle of Man	3.375% Notes due 2028
AngloGold Ashanti Holdings plc	Isle of Man	3.750% Notes due 2030
AngloGold Ashanti Holdings plc	Isle of Man	6.500% Notes due 2040
June 2023 Interim report - www.AngloGoldAshanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AngloGold Ashanti plc
Date: 25 April 2024

By:    /s/ C STEAD
Name:    C Stead
Title:    Company Secretary